U.S. Securities and Exchange Commission
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                         ONLINE PRODUCTION SERVICES INC.

                 (Name of Small Business Issuer in its Charter)


          NEVADA                                          91-1833963
(State of Incorporation)                       (IRS Employee Identification No.)

                                 Suite 210-2323
                                  Boundary Road
                         Vancouver, B.C. Canada V5M 4V8
                    (Address of Principal executive Offices)

                                 (604) 205-5107
                          (Issuer's Telephone Number:)

                    Common Shares, $.001 par value per share
          (Securities to be Registered Under Section 12(g) of the Act)

                                TABLE OF CONTENTS


                                                                           PAGE

Currency Exchange Rate Information                                           3

Item 1.  Description of Business                                             4

Item 2.  Management's Discussion and Analysis or Plan of Operation          26

Item 3.  Description of Property                                            32

Item 4.  Security Ownership of Certain Beneficial Owners and Management     33

Item 5.  Directors, Executive Officers, Promoters and Control Persons       34

Item 6.  Executive Compensation                                             36

Item 7.  Certain Relationships and Related Transactions                     37

Item 8.  Legal Proceedings                                                  37

Item 9.  Market for Common Equity and Related Stockholder Matters           37

Item 10. Recent Sales of Unregistered Securities                            38

Item 11. Description of Securities                                          38

Item 12. Indemnification of Directors and Officers                          39

Item 13. Financial Statements                                               40

Item 14. Changes in and Disagreements with Accountants
         on Accounting and Financial Disclosure                             69

Item 15. Financial Statements and Exhibits                                 70-71

                       CURRENCY EXCHANGE RATE INFORMATION

     The Company's accounts are maintained in United States dollars. However, the Company's subsidiaries maintain their accounts in Canadian dollars. In this Registration Statement all dollar amounts are expressed in United States dollars except where otherwise indicated, To the extent such dollar amount refers to the Subsidiaries' accounts, the US dollar amount was obtained by converting the Canadian dollar account to US Dollars using average rates of exchange for each period of operations, and end of period rates for balance sheet presentations.

     As of June 30, 1999, the exchange rate for conversion to US dollars was Cdn$1.00 = US$0.678656. The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into US dollars, the average of such exchange rates during each period, and the end of period rates. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five years.

                     ===================================================================
                      1999(1)      1998        1997        1996        1995        1994
----------------------------------------------------------------------------------------
High                 $.655222    $.631114    $.695507    $.723484    $.702346    $.71033
----------------------------------------------------------------------------------------
Low                  $.689085    $.689085    $.742390    $.738552    $.752729    $.76318
----------------------------------------------------------------------------------------
Average for Period   $.671547    $.686625    $.724638    $.732815    $.730514    $.72998
----------------------------------------------------------------------------------------
End of Period        $.678656    $.650407    $.697934    $.733676    $.712758    $.75443
========================================================================================

(1)  Through June 30, 1999.

ITEM 1. DESCRIPTION OF BUSINESS

                             CORPORATE ORGANIZATION

     On Line Productions Services, Inc. ("ONPS") was organized under the laws of the State of Nevada on February 18, 1999, for the purpose of completing a reorganization and change of domicile (the "Reorganization") of Earth Industries, Inc. a corporation formed under the laws of the State of Texas form on August 26, 1996 ("Earth Industries"). The Reorganization was accomplished pursuant to a Plan of Reorganization and Acquisition dated February 19, 1999 (the "Plan of Reorganization") by and among Earth Industries, On-Line Film Services Inc. a corporation formed under the laws of British Columbia, Canada ("OnLine"), Intrepid International, S.A., the principal beneficial shareholder of Earth Industries, and ACC Axis Capital Corp., a corporation formed under the laws of British Columbia, Canada ("Axis"), as the consultant for OnLine. Please also refer to "Item 1. Description of Business--Reorganization and Acquisition of On-Line Film Services Inc."

     Earth Industries was organized as a wholly-owned subsidiary of Fincom, Inc., for the purpose of creating and marketing advertising opportunities on a then to be established Internet Website. However, Earth Industries was unable to implement its intended business purpose and in January 1997, Fincom Inc. distributed its interest in Earth Industries, consisting of 51,200,000 shares of the Company's common stock, to the Fincom, Inc. shareholders. Subsequently, in October, 1997, Kirt W. James acquired in private transactions, from two of Earth Industries' shareholders, an aggregate of 50,000,000 shares of Earth Industries common stock. During January and February, 1998, Earth Industries completed a limited offering of an additional 160,000 shares of common stock at $0.01 or $1,600 in the aggregate.

     ONPS, through its subsidiary Online (and Online's wholly-owned subsidiaries, On-Line Distributing, Inc. and Prairie On-Line Management Services, Inc., provides software applications for the film, television and entertainment industry. Please also refer to "Item 1. Description of Business--the Company's Business." ONPS, as the successor in interest to Earth Industries, along with its directly and indirectly owned subsidiaries is for convenience of reference, herein sometimes called the "Company").

          Reorganization and Acquisition of On-Line Film Services, Inc.

     Pursuant to the Plan of Reorganization:

     Earth Industries completed a 30 to 1 "reverse split" of its 51,360,000 issued and outstanding shares; by doing so, it reduced the number of its issued and outstanding shares to 1,712,000.

     Earth Industries merged with and into ONPS thereby effecting a move from Texas to Nevada and a change to its corporate name.

     ONPS issued 1,711,926 post-reverse shares of its Class A Common Stock (the
          "Class A Common Stock") to the shareholders of Earth Industries. Please also refer to "Item 11. Description of Securities."

     Following the Reorganization and in accordance with the terms and conditions of the Plan of Reorganization, the Company:

     On or about March 3, the Company issued 5,714,284 in consideration of the payment of an aggregate of $999,999, pursuant to Regulation D, Rule 504, as promulgated by the Securities Exchange Commission, pursuant to ss.3(b) of the Securities Act of 1933, as amended (the "Securities Act");

     On or about March 4, the Company issued 2,763,598 shares of Class A
          Common Stock to shareholders of OnLine, pursuant to ss.4(2) of the Securities Act;

     The Company issued 3,673,292 Class B Special Non-Equity Voting Shares (the
          "Class B Shares") to certain shareholders of affiliates of OnLine Equity. The Class B Shares are convertible to shares of Class A Common Stock upon cancellation of the corresponding Preferred Equity Shares of OnLine.

     ONPS also issued an additional 40,756 shares of Class A Common Stock, for debt settlement, valued at $1.00 per share, to six persons who were employees (but not officers or directors) of the Company, pursuant to ss.4(2) of the Securities Act; and issued 250,000 shares of Class A Common Stock, at a deemed value of $1.00 per share, to purchase assets from Columbus Entertainment, Inc. ("Columbus"). Please also refer to "Item 1. Description of Business - The Company's Business."

     Axis was engaged by OnLine to (i) locate an acceptable "public shell" corporation and assist OnLine in effecting some form of business combination with the public shell; (ii) raise any necessary funding, including but not necessarily limited to $1,000,000 following consummation of such business combination, through an equity offering by the combined entity; and (iii) thereafter, provide ongoing investor relations services. In consideration for its services in locating the public shell and raising the necessary funding, Axis was to receive share purchase warrants (the "Warrants") to purchase up to 1,000,000 shares of the Company's common stock at an exercise price of $0.50 per share. In addition, it was to receive payment of $5,000 per month in consideration of the investor relations services it was to provide following the consummation of the business combination. The Company has not yet issued the Warrants.

     Upon completion of the Reorganization, and as at June 30, 1999, the Company had 10,480,614 shares of Class A Common Stock and 3,673,292 Class B Shares issued and outstanding.

     On or about March 4, 1999 the then officers and directors of Earth Industries resigned. Mr. Aerock Fox and Terry Roycroft were appointed directors of the Company. Please also refer to "Item 5. Directors, Executive Officers, Promoters and Control Persons."

     Table 1 summarizes the issuances of Class A Common Stock through June 30, 1999:

                                     Table 1

                              Class A Common Stock

================================================================================
Issuance of Class A Common Stock to:                        No. of Shares Issued
--------------------------------------------------------------------------------
1.  Shareholders of Earth Industries                           1,711,976(1)
--------------------------------------------------------------------------------
2.  Private Placement                                          5,714,284
--------------------------------------------------------------------------------
3.  Shares issued to OnLine shareholders                       2,763,598
--------------------------------------------------------------------------------
4.  For debt settlement(2)                                        40,756
--------------------------------------------------------------------------------
5.  Asset Purchase(3)                                            250,000
--------------------------------------------------------------------------------
TOTAL CLASS A COMMON STOCK                                    10,480,614
================================================================================

(1) The 1,712,000 shares of Class A Common Stock became 1,711,976 after rounding off fractional shares.

(2) These shares were issued to unaffiliated individuals in settlement of debts approximating $27,600.

(3)  Please refer to "Item 1. Description of Business-- Recent Transactions."


     Table 2 sets forth the Company's currently issued and outstanding voting securities:

                                     Table 2

                  All Issued and Outstanding Voting Securities

================================================================================
CLASS OF VOTING SHARES                           NO. SHARES        % OF VOTING
                                                                    SECURITIES
--------------------------------------------------------------------------------
CLASS A COMMON  STOCK                            10,480,614                74
--------------------------------------------------------------------------------
CLASS B SHARES                                    3,673,292                26
--------------------------------------------------------------------------------
Total shares and issued and outstanding          14,153,906               100.00
================================================================================

                             THE COMPANY'S BUSINESS

     OnLine, the Company's operating subsidiary was formed in 1995 for the purpose of developing effective software solutions for operations within the film and television industry to replace time consuming, inefficient and costly pre-internet models of operation. Since its formation, OnLine has focused its efforts on the development of unique, proprietary, internet based technology, which the Company believes will change the global production community's access to available resources in the critical areas of casting, locations and production.

     Certain rights to some fields of use of its software were sold in order to finance, in part, OnLine's continuing activities in a manner that would minimize shareholder dilution. Please also refer to "Item. 1. Description of Business--Recent Financing Transactions" and "Item. 2. Managements' Discussion and Analysis or Plan of Operation." OnLine now helps Casting Directors and Talent Agents fill roles for the film and television industry "online". It is a business to business communication technology which allows for efficient searches and movement of data between professionals.

     As a complete turnkey solution, this new technology focuses all production tasks into one system and allows industry personnel not only immediate access to the widest possible choice of such resources but also the ability to interact with selected resources within a secure, password protected electronic environment from any Internet accessible computer. On-Line, through two wholly-owned subsidiaries, On-Line Distributing, Inc. and Prairie On-Line Management Services, Inc., provides computer distribution and management services.

     OnLine has implemented a three-stage development strategy to be completed by the year 2000. The first stage ("Phase I") was to produce an online casting database. This has been accomplished with the success of the Casting Workbook. The second stage ("Phase II"), the production database is currently in beta testing(1). The third stage ("Phase III") will be the execution of the Company's existing locations database. The integration of these databases will form a complete communication system.

o    Phase I: The Casting Workbook

     The first component of this communication system is the Casting Workbook, containing the resumes and images of thousands of performing artists. The Casting Workbook provides selective search techniques through which casting directors can quickly locate and preview performers meeting predetermined criteria. Broadcasts from e-mail and faxes go directly to hundreds of agents instantly. Direct communication with a selected performer's agent can then be established on the system's password secured network. Talent searches, which traditionally might have required hours or days to complete, can now be accomplished in a matter of minutes. Conversely, performance and technical artists, whose exposure to casting directors and producers traditionally has been restricted to their individual agency's limited contact base, now have an opportunity to achieve a global presence.

Description of How the Casting Workbook Works

     The Casting Workbook is a secure password protected computer network that is connected to the Company's database, which contains casting information about thousands of actors, models and entertainers. The in-house production crew at OnLine developed the database and is using this technology to develop other products.

----------
(1) A beta test is the second phase of software testing in which a sampling of the intended audience tries the product; it can be considered "pre release testing".

     The interactive system of the Casting Workbook is fast, easy and an innovative means for casting directors to find and preview talent. It contains text resume photographs and video and audio samples for actors. Once the desired talent is located by using the database search techniques, the casting director can communicate directly with agents over a secure network.

Direct Response

     Casting directors from around the world can type their script breakdown into the Casting Workbook, select the city (or cities) for transmission and press send. The script breakdown (details about a project including location dates and character descriptions) is sent via the Internet, converted to faxes and transmitted to over the 300 talent agents in 15 cities in Canada and the United States currently subscribing for the Company's services.

     Agents with their roster (all of their actors) on the database use the fax as an alert to go to the Casting Workbook and select actor's photos and resumes to send to the corresponding casting director instantly over the Internet. The casting director then has access to the current resume and photograph of each suggested actor. The casting director simply needs to select the actor they wish to audition and the agent is instantly informed.

     From the actors perspective not only does this system eliminate the tedious and costly tasks, such as sending materials by courier and updating binders for agencies, it also provides the entertainers with greater exposure.

A Comparison of the Casting Workbook with Existing Systems

     Communication

     Casting professionals around the world have been using the hand delivery and facsimile relay system supported by the telephone to transport script breakdown information, scripts, actor photographs, resumes, video cassettes, audio cassettes and casting requests. All of this information is contained on different mediums requiring constant and costly reproduction. All of this information now can be contained digitally in the Casting Workbook allowing a central information source.

     Binders & Material

     Prior to the availability of the Casting Workbook, talent agents would have to make up three ring binders that contained 8 x 10 photos and resumes of their entire roster for each casting director as well as many of the production companies. These were expensive to create due to duplication, assembly, courier and maintenance charges involved and were constantly out of date as actors change agencies or require resume updates frequently. In addition, casting directors would have to thumb through hundreds of binders to find special skills or traits that can now be searched efficiently on the Casting Workbook.

     By digitizing(2) this collection of information and sorting it accordingly in a searchable database, OnLine provides an affordable and highly efficient alternative. Instead of duplicating text, images, audio and videocassette and then shipping this information to multiple destinations across the city, country or even planet, the Company are able to post the information once, in one place for casting professionals to access resulting in significant cost savings to both the entertainers and talent agencies.

     Breakdowns

     Script breakdowns are created by or for casting directors for each project they are involved in. The breakdowns include essential details such as project description, characters information, shoot dates and audition times. The Pre Casting Workbook system requires a casting director to send the script or his/her completed breakdown to a separate company (for example, Breakdown Services in Los Angeles and Vancouver and Tracy Productions in Toronto) who, in turn, would fax the information to each selected agent at a cost per month to those receiving agents. These agents then respond by sending casting suggestions by facsimile and/or courier to the original casting director. Subsequent communications continue by telephone or facsimile at cost to both individuals. Unlike electronic communication, the telephone demands both parties be available simultaneously. Even e-mail has advantages over the facsimile process because of the editing properties.

     The old breakdown system is crude and full of redundancies that slow the process. A script breakdown requires manipulation of highly detailed information. By digitizing the content, ease of transfer via computers is enabled. The old system involves a slow chain where each party is dependent on the other's performance and availability. The Casting Workbook allows fast and easy information manipulation and immediate transfer at a fraction of the conventional cost.

     Agency Representation

     Currently, actors are only represented by agencies in their surrounding area. That means when a Los Angeles or Vancouver actor, represented by a local agency, works in Toronto for an extended period of time he/she will have to find new representation through a Toronto agency. This limitation is due to the agency's inability to physically exist in all places at once. The Casting Workbook allows agencies to represent actors regardless of where they are located. This prevents the agencies from losing valued clients and eliminates the need for actors to find other agencies, which saves both parties time and money.

Continuing Refinements to the Casting Workbook

     The Casting Workbook is continuing to develop as users request new features. The Casting Workbook has become the industry standard for electronic distribution of information in the Canadian casting industry.

----------
(2) The process of digitizing information involves taking all types of information (print, sound, and image) and feeding it into a computer which in turn, electronically changes it into a series of ones and zeroes that it can efficiently read. This simple transformation enables a person to make material changes to the information and to instantly transfer it across computer networks.

     EBinder

     Traditionally, agents were required to produce photo album "binders" which had photos and resumes for each of their actors. These were for the benefit of casting directors, producers or any other professional who needed to view the agent's roster. The binders quickly became out of date the minute they were produced and were maintained only once or twice a year because of the time and expense required to produce and courier them to every casting professional.

     The EBinder replaces the traditional binder. Now, an agent need only provide a password to any production professional who requests to see their EBinder via the Internet. Having their information on the Internet, the agents allow anyone in the world to access their information at any time, provided they have been assigned a password.

     Most importantly, the EBinder is tied to the agent's roster and is updated as regularly as the agent updates his roster. Instead of the old style of updating twice a year, this can now be done twice a day. In addition, the agents can write personal messages on the front page of the EBinder to welcome viewers and to draw attention to specific actors.

     Now, producers also have the ability to quickly search and sort rosters in a way that was never possible before. Controlled access of information via passwords, gives the agents control and flexibility through the EBinder never available through traditional hard copy binders.

     Sides Online

     Sides OnLine is a secure, fast and efficient way for casting directors to distribute their scripts and sides to agents. Scripts contain the entire story line, the character lines as well as the different settings. Sides are the specific parts of a script that involve any one character. Any actor auditioning for a role in a script requires the sides for that individual character.

     Scripts OnLine replaces the tedious action of casting directors sending scripts by courier and faxing to talent agents. Talent agents no longer have to create cover sheets and distribute them to their appropriate actors.

     With Sides OnLine, the Sides are integrated right into their Workbook. They simply click on the word, "SIDES" to instantly download the Sides and Script. Cover sheets no longer require typing. The information for each character is automatically formatted by the database. Agents click on the word, "COVER SHEETS" and a prewritten form is produced complete with all of the specific breakdown elements.

Products in Development

     Sound and Video Production Services

     A voice-over database is anticipated to attract additional actors from across North America. One such application would include live voice auditions over the Internet, which would save long distance charges and courier costs. This is expected to be online by the end of 1999.

     In addition to sound, video production services will also be incorporated into the service. Most professional agencies have videotapes for all of their actors and would save the high-end cost of duplication and courier costs. Digitally recorded sound and video is quickly gaining popularity due to the editing efficiency and the convenience of transporting electronically.

     Industry Advertising

     Once the Casting Workbook has attained a significant level of acceptance in the North American market, we intend to target industry advertisers, such as acting schools, photographers, make-up artists, dance schools and production crews. In addition, corporate advertisers from ancillary industries such as travel, food and beverage, and sporting goods will be sought.

Market Analysis and Size

     In 1995, OnLine began creating sophisticated communication tools and databases for a film and television production Internet site in anticipation of the rapid technological growth in this area. As OnLine began to market and distribute these products, it became apparent that the production community was eager to use computers and to get on the Internet, but required assistance and support.

     From constant industry communication, we have discovered that the technological progression in this market follows a typical systematic evolution as follows:

     Businesses acquire computer systems for automating tasks.

     Membership with an Internet Service Provider (ISP) is bought.

     Internet skills are mastered and services are exercised (e.g. e-mail).

     An Internet presence is obtained by creating a web page.

     A domain name is secured, which assures a permanent presence.

     The company optimizes their computer system to enhance communications through a network.

     High speed Internet connections are utilized to transmit large files of information between global locations.

     The Casting Workbook was designed for and is currently being utilized by leading casting industry members in Canada and the United States to electronically cast actors and performers for their film, television, and commercial productions. The system was created by working closely with leading professionals in order to design software that reflects the needs of the most discerning audience. By meeting the needs of the casting industry, we are positioning the Casting Workbook as the industry standard.

     The production aspects of the entertainment industry are large and global in nature. The entertainment industry is one of the leading commercial export sectors of the United States. OnLines' internet direct audience, including professional and participant/subscriber market, is defined as those who are employed or want to be employed in the entertainment industry. This includes, but is not limited to, actors, models, musicians, dancers, extras and other entertainers worldwide (collectively "Entertainers."

Marketing

     Although OnLine has participated in local events and trade shows, the market growth has taken place primarily by word of mouth. OnLine intends to increase its profile in a widespread promotional campaign, which will include: print advertising in industry publications; radio clips; trade-show exhibits; seminars; and industry activities to network with industry professionals.

     Advertisements have appeared in the Hollywood Reporter and other trade related publications. Some examples of trade shows, events and exhibits that OnLine has participated in to-date, include: The Stephen J. Cannell Golf Classic; local film festivals; Cineposium; Cinexpo; and Locations Expo in Los Angeles 1995, 1996 and 1998.

     In addition, OnLine is working with several organizations in the community through cross-promotional activities to enhance its corporate good will. Some of these organizations like Film Union locals and Women in Film, and regional organizations such as producer organizations and the Academy of Motion Picture Arts and Sciences.

Security Consciousness

     Employees and contractors are required to sign a confidentiality agreement to prevent them from sharing company and/or product information with competitors. Management protects the company's assets through special efforts in concert with its technology advisors. The nature of the developing proprietary knowledge based products, demand a high level of security to ensure market leadership.

     An external breach of OnLine's computer system is regarded as an important concern. OnLine has incorporated Windows NT passwords and software/hardware firewalls as primary and secondary security measures.

     By using the NT 4.0 Server, 128-bit security is enabled. The Company monitors access to the system and regularly conduct checks for unauthorized activity.

Intellectual Property Protection

     The production and distribution of software has many benefits over other conventional products. It can be constructed virtually anywhere and once designed, it can be mass-produced very easily. These cost-effective factors for production are also attractive to others who see the opportunity however.

     The products being produced at OnLine however, are unique in the fact that they are highly complex software databases of information that are interdependent and act as an information hub. Simply trying to copy the information is of little use without the complex communication network. Implementing protection like hardware and software firewalls has incurred protection of sensitive information. Packet sniffing to breach the firewall is virtually impossible (approximately 100th of a percent).

     The software that OnLine has produced is protected through authoring rights. OnLine has also protected its proprietary digital assets such as images by Using Watermarking Technology by Digimarc, Adobe.

     A digital watermark is best described by comparing it to a traditional watermark. Traditional watermarks are added to some types of paper to offer proof of authenticity. They are imperceptible, except when the paper is held up to the light for inspection. Similarly, Digimarc digital watermarks are added to still images in a way that can only be seen by a computer but is imperceptible to the human eye. A Digimarc watermark carries a message indicating the true creator or distributor of the image.

     Digital watermarking has provided OnLine with three main benefits:

          Protects valuable images by communicating copyright information;

          Tracks down uses of the images in the Web; and

          Generates incremental revenue by embedding company information in every image (in case of resale of the images).

Support

     OnLine offers complete technical support to its customers. By so doing, OnLine enables users to make a smooth transition from the conventional work process.

     OnLine believes that an essential factor for success is providing networking consultation, software support and superior personal service. As a pioneer in the Internet technology industry, OnLine has discovered that by providing an appropriate level of service the company's products are quickly becoming the communication standard for the film and television industry.

     Database Development

     Databases for models, dancers, extras, musicians and commercial modules are under development and expected to be completed in 1999.

     Database for Extras

     An "extra" is normally a person used in the background of television and movie productions. Unlike actors, extras do not require acting skills. This makes the extra profession open to anyone who has the interest. This has allowed the extra market to grow enormously over the last few years.

     OnLine's new system will include automated telephone contact to indicate availability to the extras' agent who would then fill the casting director requests (breakdowns).

     The extra business is much larger and therefor much faster paced than that of principal actors. Since extras do not require the experience or training of actors and are only used in non-essential positions, (usually in the scene background) there is a large turnover. Most of the individuals doing extra work only do so for a short time. However, the customer force is much larger and potentially more profitable than principle actors and it's shear size is ideally suited for computer database management.

     Talent Scout

     There is no system, digital or otherwise, that is currently available to assist actors who are looking for agency representation. OnLine is working to create an area in the database that will post actors' photographs and resumes for agent perusal. For a fee of $42 per year, an actor can be located and short-listed by casting directors as a self represented actor during their search for an agent.

Representation is simply transferred in the system once an agent has been secured for the actor.

Pricing and Entertainers using Online

     Each entertainer, for example, who wants to have his/her file included in the Casting Workbook database must pay a flat fee of $42, which entitles the actor to a resume and one photograph. Additional services, such as, multiple photographs, an audit voice-over tape, or video reel, each come with an additional charge. Currently there are approximately 12,000 entertainers using some or all of OnLine's available services and products. Most of these are concentrated in the Canadian marketplace. However, OnLine is poised to expand its plan of operations into the larger Los Angeles and New York markets.

Expansion

     OnLine currently has offices in Los Angeles, Vancouver and Toronto. It intends to expand to New York, Miami, Seattle, Chicago, London and Hong Kong and other major production centers within the next 12 months.

     The entertainment internet technology sector is highly fragmented with several internet entities providing various services. OnLine is aggressively seeking market dominance by way of mergers and acquisitions of production based software and internet related companies. These companies are in various stages of development, some of which would be a perfect fit and value-added additions to the OnLine vision. The Company has developed a long-term plan for acquiring several of these companies. The Company plan is to acquire and integrate these various other types of services into a comprehensive site for producers, agents, directors, casting directors, actors and other production professionals. These acquisitions will greatly enhance the company's revenue projections by enabling it to grow more rapidly by expanding its internet audience and potential market.

Strategic Alliances

     Confirmations of the industry's need for the Casting Workshop is verified by the wide array of professionals using the Company's services and products.

     OnLine has formed an agreement with TAMAC (Talent Agents and Managers Association of Canada) to join the Casting Workbook. TAMAC is comprised of the top 27 casting agencies in Canada. The Company believes they represent 90% of the casting industry and a substantial portion of the market.

     OnLine and Columbus recently signed a Production Services Agreement whereby OnLine and Columbus will cross-promote and consult toward joint efforts in production software. Columbus recently signed a 3 year deal with 20th Century Fox to provide software services to its productions worldwide. The Company's agreement will place the Casting Workbook before Hollywood Studio executives on a daily basis.

Competition

     The Company's management is not aware of any other company in Canada that has the same type of database and/or service to film and television professionals as it is currently providing. There are several small companies who offer various television and film services but they are without a direct response element and accordingly do not, in the Company's view, present a competitive risk to the Company's operations

     International competitors who do offer services similar to the Company's include: Breakdown Services Ltd., "The Link" and CastNet(EINI) ("Castnet")

     Since neither Castnet for Breakdown Services has a reporting obligation under the Securities Act of 1934, the information presented below regarding Castnet and Breakdown Services is based on information derived primarily from their respective web sites.

CASTNET

     CastNet is a U.S. company that over the past 1.5 years has attempted to develop a software and database technology similar to Online's Casting Workbook having been developed over the past 4.0 years. CastNet has announced further development of products which OnLine has are already completed or has in advanced design

     CastNet's software design is considerably less robust and interactive compared to the Casting Workbook. For example, CastNet's breakdowns are "open fields", so information in those fields is incapable of being retrieved, organized and managed in as much detail and as easily as it can be with the Casting Workbook. Furthermore, the CastNet breakdown is faxed during office hours and redistribution to the agents by CastNet personnel, while with the Casting Workbook, breakdowns can be sent instantly from the casting director's computer 24 hours per day, 7 days per week. In addition, CastNet provides limited security, as scripts and sides are distributed in mass to everyone, and cannot be sent to pre-selected recipients, as is the case with the Casting Workbook.

     Another of the many differences between the two products is in searching. When a search is performed on CastNet, the results can only be viewed one page at a time and in a linear fashion, so a casting director who has 100 pages of results and wants to read page 100 would have to go through the first 99 pages to get there. With the Casting Workbook, the director can instantaneously go to any page he chooses.

     The CastNet system uses an expensive ISDN line and requires high maintenance. The CastNet database is not as easy to use and lacks complexity.

BREAKDOWN SERVICES

     Breakdown Services is a U.S. company, with a similar database software to that of Online's Casting Workbook, but considerably less powerful and flexible. Again, unlike the 4 years of development behind the Casting Workbook, Breakdown Services has only developed their product for the past 1.5 years. More specifically, the software and database are not as user friendly. Their software is "nonrelational" sitting on five different servers, which means the user must go through considerably more steps in the program to access certain information or perform a task. Like CastNet, casting directors can only send breakdowns during office hours. Unlike the Casting Workbook, Breakdown's technology lacks the flexibility to allow a casting director to selectively choose which talent agents he wants his scripts and sides sent. Equally important, and unlike the Casting Workbook, actors cannot immediately update their information on the database, to ensure casting directors always receive their most up to date profile.

     Breakdown Services has offered a hand delivery system for script breakdowns in the United States and Canada for more than four years.

o    Phase II: Production

     OnLine has recently acquired, pursuant to an agreement with Columbus, dated August 31, 1998 as amended on February 19, 1999, the worldwide rights to the Columbus Software Suite for all aspects of commercial production pursuant to an agreement dated as of August 31, 1998 with Columbus. The Software Suite is a relational database application which is able to run locally or on a LAN. It is made up of a number of commercial production database documents that function together as a separate modular application that generates reports. Please also refer to "Item 2. Management's Discussion and Analysis or Plan of Operation."

     Production management has a requirement for up-to-date information on the status of feature, television and commercial productions. OnLine specializes in the end-to-end management and delivery of that information. Through its use of hardware, specially designed software, customer oriented service and an intimate, hands-on knowledge of the production industry, the Company believe that OnLine is positioned to deliver a complete data management service for the film and television industry.

     Online provides an end-to-end service. It includes hardware (where necessary), software and management of data that delivers up-to-the minute information directly from the production office to production management in the commercial production sector.

     OnLine takes care of everything the commercial production needs for electronic communications:

          The installation of hardware and software by Online ensures that everything is fully functional from day one.

          Specifically designed software mirrors the way the commercial production office people work today. It just makes life easier by eliminating the repeated capture of the same information.

          The movement and formatting of data collected from the commercial production office, through OnLines' own communications servers and delivered directly into the corporate intranet is handled by Online.

          Above all, Online takes responsibility for delivering the information at a time and in the format demanded by senior commercial production management. Such deliveries include: Cost Reports; Budgets; Hot Costs; Call Sheets/Production Reports; Shooting Schedules; Deals/Start Close Paperwork; Staff & Crew Lists; Purchase Orders; Travel Authorizations; Time Cards; Daily Labor Sheets; and much more. Basically, anything that is generated by each department can be sent and tracked in the OnLine system.

     The OnLine system is not designed to replace an existing accounting system. Rather, it enables departmental coordinators to produce their cost reports for use by the production accountant more efficiently and with less wasted time than is possible today. Repetitive data entry is avoided and at the same time key data is extracted and made available to the executives responsible for the show in a more timely manner than is possible through the production accounting system.

     In addition, all of the reports that are generated out of a customer's current accounting system are also made available, thus enabling easy trend analysis and deal comparisons across productions.

     The benefits of the OnLine system include: faster identification of trends, schedule slip pages can be flagged, expenditures can be more tightly controlled and above all clear, relevant and timely information can be shared across the system; and the elimination of the need for paper reports and associated costs.

o    Phase III: Locations

     The third phase of the Company's communications model for the film and television industry is evolving with many of the characteristics that were developed and learned in the development of the casting database. This new database technology uses digital photography, archives and regularly updates potential locations for film and television use.

Technical Description

     OnLine developed a searchable database containing thousands of location files that can be viewed by using the OnLine Internet site. Once the desired images have been previewed, a hard copy of the file can be requested by e-mail on a transaction basis.

     Production companies spend thousands of dollars per week on scouts, film development and couriers that send photographs around the country. By using digital technology, OnLine is able to greatly reduce or eliminate film and development costs, scout production time and courier fees. After the digital camera takes the picture, it simply feeds the image into a computer without having to produce a hard copy on paper.

     The Location Database service allows directors, producers and location managers to view an up-to-date library of files without leaving their office. If a production company is unable to find the location they require from OnLine's existing files, they can use the service as a communication tool to send the criteria to a location scout, production company or film company. This is especially effective for producers trying to access remote and hard to reach locations.

o    Mailcard

     The Mailcard is an application software computer program. It consists of copyrightable sequences of computer instructions that enable its customers to effectively access their personal mailboxes by way of an application program that resides on a floppy disk, thereby allowing the user to access his or her e-mail from any location with a PC or Windows PC computer and a modem and ISP. The Mailcard is an integrated and sophisticated product that focuses on providing e-mail services to a wide range of users, including those who do not own a computer or have ISP service. The Mailcard may be customized to accommodate niche markets. The Mailcard is capable of running from either a floppy disk or a hard drive. It is self contained and self running, having configuration information (ie. in the "in" files) stored within the application to allow it to be moved easily between computers. The Program consists of approximately 15,000 lines of Pascal computer code.

     Traditional e-mail allows people to exchange messages by computer with employees, clients and potential customers anywhere in the world. It is a flexible and rapid form of communication with only one drawback, you need a configure base computer. The MailCard helps clients overcome this problem by providing a portable e-mail client. Instead of trying to reconfigure another computer, a user can simply insert the MailCard diskette into the drive and run the program. Their e-mail will be downloaded to the disk with no trace either the program or their e-mail left on the computer.

     In light of the many forms of competitive free Web based programs such as "HOT MAIL" and "FREE MAIL," the Company is currently assessing the status of the MailCard and its potential application to the film and television industries.

o    Recent Financing Transactions

     During the fiscal year ended August 31, 1998, OnLine entered into two separate business transactions, one in connection with the Mailcard software, the other in connection with the Casting Workbook software. These two agreements generated immediate revenues of $1,221,365 ($540,358 from Mailcard and $681,013 from Casting Workbook), used to fund operations of OnLine; they also generated contingent revenue of $5,623,324 ($2,795,419 Mailcard and $2,827,955 Casting Workbook), net of an estimated fee of 3% to 5% of projected sales over certain minimum amounts. OnLine retains complete control over every aspect of the Mailcard software, including, but not limited to, upgrading to marketing. OnLine also retains complete control of the Casting Workbook, and has sole discretion to renew the related distribution agreement on the condition that the Company meets agreed upon reporting requirements. Please also refer to "Item 2. Management's Discussion and Analysis and Plan of Operation."

o    Risk Factors Associated With The Company's Business

     Risks Associated with Management of a Changing Business. The Company has experienced substantial changes in and expansion of the Company's business and operations since it commenced operations, and expects to continue to experience periods of change. The Company's past changes have placed, and any future changes would place, significant demands on the Company's administrative, operational, financial and other resources. The Company expects operating expenses and staffing levels to increase in the future. In particular, the Company intends to hire a number of additional skilled personnel, including persons with experience in both the computer and film industries. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified senior managers and technical and production personnel in the future. The Company also expects to expend resources with respect to future expansion of its technology, accounting and internal management systems. This expansion will continue to challenge the Company's ability to hire, train, motivate and manage its personnel. If the Company's revenues do not increase in proportion to the Company's operating expenses, the Company's management systems do not expand to meet increasing demands, the Company fail to attract, assimilate and retain qualified personnel, or the Company's management otherwise fails to manage the Company's expansion effectively, there would be a material adverse effect on the Company's business, financial condition and operating results. The implementation of the Company's strategy for rapid growth in the use of the Company's services may strain its ability to adequately expand technologically. In addition, the Company relies on a number of third parties to process the Company's transactions, including on-line and Internet service providers, all of which will need to expand the scope of the operations they perform for the Company. Any backlog or inability to use the Company's services caused by a third party's inability to meet the Company's needs could have a material adverse effect on the Company's business, financial condition and operating results.

     Risk of Error and of Systems Failure. The Company's business is subject to various risks associated with systems errors and malfunctions and employee errors. Heavy stress placed on the systems during peak "breakdown" times could cause the Company's systems to operate at unacceptably low speeds or systems could fail altogether.

     The Company has experienced incidents of system failure in the past and there can be no assurances that such incidents will not reoccur in the future. If such system failure, or if access to the internet is disputed, it may preclude the Company from conducting normal operation for an undetermined period of time. The Company may also experience losses in connection with employee errors. Although expenses incurred by the Company in connection with employee errors have not been significant in the past, there can be no assurance that these expenses will not increase in the future.

     Significant Fluctuations in Quarterly Operating Results. The Company expects to experience significant fluctuations in future quarterly operating results that may be caused by many factors, including the following: the timing of introductions or enhancements of services and products by the Company or the Company's competitors; changes in pricing policies by the Company or the Company's competitors; changes in strategy; the success of or costs associated with acquisitions or other strategic relationships; changes in key personnel; seasonal trends; changes in the level of operating expenses to support projected growth; and general economic conditions. In addition, the Company has experienced fluctuations in the average number of customer transactions per day and expects that its rate of growth in customer transactions at any given time is not necessarily indicative of future transaction activity.

     Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and the Company believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as any indication of future performance. It is likely that the Company's future quarterly operating results from time to time will not meet the expectations of securities analysts or investors, which may have an adverse effect on the market price of the Company's Class A Common Stock.

     Competition. Many of the Company's competitors offer a wider range of services and products than the Company do, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many current and potential competitors also have greater name recognition and more extensive customer bases that could be leveraged, thereby gaining market share to the Company's detriment. Such competitors may be able to undertake more extensive promotional activities, offer more attractive terms to customers than the Company and adopt more aggressive pricing policies, possibly even sparking a price war. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

     There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and operating results.

     Early Stage of Market Development; Dependence On the Internet. As is typical for new and rapidly evolving industries, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of complementary services and products, such as high speed modems and high speed communication-lines. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased governmental regulation. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use, accessibility and quality of service) remain unresolved and may negatively affect the growth of Internet use or the attractiveness of commerce and communication on the Internet. Because global commerce and on-line exchange of information on the Internet and other similar open wide area networks are new and evolving, there can be no assurance that the Internet will prove to be a viable commercial marketplace. If critical issues concerning the commercial use of the Internet are not favorably resolved, if the necessary infrastructure is not developed, or if the Internet does not become a viable commercial marketplace, the Company's retail business, financial condition and operating results will be materially adversely affected. Adoption of on-line commerce, particularly by those individuals that have historically relied upon traditional means of commerce, will require a broad acceptance by such individuals of new and substantially different methods of conducting business.

     Rapid Technological Change; Delays in Introduction of New Services and Products. The information and financial services and communications industries are characterized by rapid technological change, changes in customer requirements, frequent new service and product introductions and enhancements, and emerging industry standards. The introduction of services or products embodying new technologies and the emergence of new industry standards and practices can render existing services or products obsolete and unmarketable. The Company's future success shall depend, in part, on its ability to develop leading technologies, enhance its existing services and products, develop new services and products that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of new services and products or enhanced versions of existing services and products entails significant technical risks. There can be no assurance that the Company will be successful in effectively using new technologies, adapting its services and products to emerging industry standards, developing, introducing and marketing service and product enhancements, or new services and products, or that it will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these services and products, or that its new service and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable to develop and introduce new services and products or enhancements of existing services and products in a timely manner in response to changing market conditions or customer requirements, or if new services and products do not achieve market acceptance, the Company's business, financial condition and operating results will be materially adversely affected.

     Dependence on Intellectual Property Rights. The Company's success and ability to compete are dependent to a significant degree on its proprietary technology and on the proprietary technology licensed by it. The Company relies primarily on copyright, trade secret and trade-mark law to protect its technology and the technology licensed by it from third parties. Notwithstanding the precautions taken by the Company, it may be possible for a third party to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of the Company's technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted.

     The laws of other countries may afford the Company little or no effective protection of its intellectual property. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose would be enforceable. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on the Company's business, financial condition and operating results.

     Risk of Infringement. The Company may in the future receive notices of claims of infringement of other parties' proprietary rights. There can be no assurance that claims for infringement or invalidity (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert the Company's management's attention and resources or require the Company to enter into royalty or licensing agreements. There can be no assurance that such licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any such claims could have a material adverse effect on the Company's business, financial condition and operating results.

     Future Capital Needs; Uncertainty of Additional Financing. The Company currently anticipates that its available cash resources and credit facilities, will be sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next 12 months. However, the Company may need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and development efforts and the success of such efforts, the success of the Company's existing and new service offerings and competing technological and market developments. The factors described earlier in this paragraph will impact the Company's future capital requirements and the adequacy of its available funds. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's shareholders will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the Common Stock. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, financial condition and operating results.

     Risks Associated with Acquisitions and Strategic Relationships. The Company may make acquisitions of other companies or technologies in the future, or may enter into strategic relationships, and the Company regularly evaluate such opportunities. Acquisitions and the implementation of strategic relationships entail numerous risks, including difficulties in the assimilation of acquired operations and products, diversion of management's attention from other business concerns, amortization of acquired intangible assets and potential loss of key employees of acquired companies. No assurance can be given that the Company will be able to integrate successfully any operations, personnel, services or products that might be acquired in the future, and the Company's failure to do so could have a material adverse effect on business, financial condition and operating results.

     The Company has established a number of strategic relationships with on-line and Internet service providers and software, information and financial service providers. The Company will continue to seek out similar strategic opportunities in the future. Examples of the Company's strategic relationships include its relationships with Columbus. There can be no assurance that any such relationships will be maintained, that if such relationships are maintained, they will be successful or profitable, or that the Company will develop any new such relationships. Further, the Company's success in any of its strategic relationships is dependent on the reputation of its strategic partners. Should any of the Company's strategic partners experience damage to their reputation, the Company may be materially adversely affected.

     Limited Operating History. The Company has not achieved profitability and there is no guarantee that the Company will be able to achieve profitability in the future. The Company has never paid a dividend on the Company's Class A Common Stock and do not expect to do so in the foreseeable future.

     Potential Future 144 Sales. Of the 106,000,000 authorized shares of the Class A Common Stock, there are presently issued and outstanding (or reserved for issuance) 14,153,906 shares; all of which, except for 5,714,284 shares, are "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Act"), and in the future may be sold in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder. In addition, the Company has not yet issued the 1,000,000 Warrants (permitting the holder to purchase up to 1,000,000 shares of the Company's common stock at $.50 per share) which may be due Axis. The Company is presently assessing its arrangement with Axis. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent of the Company's outstanding Class A Common Stock every three months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Act, may have a depressive effect on the market price of the Company's Class A Common Stock in any market that may develop for such shares.

     Limited Market For the Company's Class A Common Stock. There is only a limited trading market for the Company's Class A Common Stock on the National Association of Securities Dealers, Inc. ("NASD") over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the shares of the Class A Common Stock. Please also refer to "Item 9. Market for Common Equity and Related Stockholder Matters."

     Penny Stock Rules. Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" to, or effect the purchase of a penny stock by, any person unless:

     (a)  such sale or purchase is exempt from Rule 15g-9;

     (b) prior to the transaction the broker or dealer has (1) approved the person's account for transactions in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

     (c) the purchaser has been provided an ppropriate disclosure statement as to penny stock investment.

     The United States Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

     Currently shares of the Company's Class A Common Stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's Class A Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Class A Common Stock and the ability of shareholders to sell their securities in the secondary market.

     Moreover, the Company's shares may only be sold or transferred by its stockholders in those jurisdictions in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

     Adequate Labor and Dependence Upon Key Personnel; No Employment Agreements. The Company will depend upon recruiting and maintaining qualified personnel to staff the Company's operations. The Company believes that such personnel are currently available at reasonable salaries and wages. There can be no assurance, however, that such personnel will always be available in the future. Loss of the services of any of this management team and key employees could have a material adverse effect on the Company's operations. The Company does not have any employment agreements with any of the Company's officers and/or employees. Please also refer to "Item 5. Directors, Executive Officers, Promoters and Control Persons."

     Conflicts of Interest. From time to time certain of the Company's directors and executive officers may serve as directors or executive officers of other companies and, to the extent that such other companies may participate in the industries in which the Company may participate, such directors and officers may have a conflict of interest. In addition, the Company's dependence on directors and officers who devote time to other business interests may create conflicts of interest, i.e. that the fiduciary obligations of an individual to the other company conflict with the individual fiduciary obligations of the Company and visa versa. Directors and officers must exercise their judgment to resolve all conflicts of interest in a manner consistent with their fiduciary duties to the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. The Company is not aware of the existence of any conflict of interest as described herein.



     Control by Management. The Company's current officers and directors, as a group, beneficially own 4,323,292 or 31% of the then issued and outstanding common stock; and, accordingly may be able to exercise effective control over the Company's operations, including but not limited to, the election of directors.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion and analysis of the Company's and OnLine's financial condition and results of operations should be read in conjunction with the Company's and OnLine's financial statements and notes thereto included elsewhere in this Prospectus.

Overview

     Prior to its acquisition of OnLine, the Company was virtually inactive and had no revenues from operations. Please also refer to "Item 1. Description of Business--Corporate Organization." Accordingly, the following discussion focuses on the development of OnLine's business since its formation in 1995.

     From inception through OnLine's fiscal year ended August 31, 1998 (Fiscal
1998) OnLine's primary focus was the development of software solutions, specifically the Casting Workbook, Locations, Productions and the Mailcard for the film and television industry. See "Item 1. Description of Business-The Company's Business." During this period, OnLine actively tested, redesigned and refined its product lines, in smaller more controlled market environments, to better suit industry requirements. The development of its business was financed, in part, through the sale of certain rights to some "fields of use" of the Mailcard and Casting Workbook software it has developed.

     The completion of its software development activities in Fiscal 1998 and the effect of the sale of certain rights to its MailCard and Casting Workbook software resulted in revenues increasing from $93,459 in OnLine's fiscal year ending August 31, 1997 ("Fiscal 1997") to $1,172,160 in Fiscal 1998. However, the revenues attributed to the sale of the software are not expected to recur.

     OnLine's marketing and sales efforts to present have been toward a very selected and narrow focus. The objective was, and continues to be, to secure the majority of key professionals using the Casting Workbook on a daily basis for television, commercial and feature film projects. When most of these professionals use the Casting Workbook to cast roles it is anticipated that performers will seek to avail themselves of OnLine's products and services. OnLine is well under way to accomplishing its goal. In the month of May, 1999 more than 850 roles were cast through the Casting Workbook system.

     OnLine now has approximately 12,000 entertainers using some or all of its available Casting Workbook Products which has resulted in revenues of approximately $119,877 through June 30, 1999. These entertainers are situated primarily in Toronto and Vancouver, Canada.

     OnLine is now poised to expand its plan of operations to encompass larger and more concentrated performer markets in Los Angeles and New York. The Company estimates that performer market in the United States is estimated to be in excess of 3,000,000 individuals with the performer market in the city of Los Angeles being greater than that of the entire number of performers in the rest of the continental United States. In May of 1999 the Company commenced its marketing efforts in the United States by hosting a product demonstration and reception for casting directors and agents on the 20th Century Fox Studios production lot.

     OnLine is currently expanding operations in Los Angeles to support this market. The staff that is currently being implemented in Los Angeles consists of: a manager to oversee the development of the Los Angeles actor and modeling database; reception, technical support for casting director turnkey equipment installation and set up of agency accounts as well as second level support to the sales team, a sales team capable of doing database seminars, and ongoing first-line technical support and writers/scanners for handling script breakdowns as well as incidental photo scans.

Results of Operations

June 30, 1999 Compared to June 30, 1998

     In the six month period ended June 30, 1999 revenues from operations increased to $119,877 from $53,017 from the comparable period ending June 30, 1998. The increased revenue of $66,860 was due to an increase in the number of entertainers using some or all of OnLine's services and products. Other income increased from $6,515 to $237,974 due to increase interest revenue of $235,662. However, the Company experienced a net loss of $505,739 as compared to a net loss of $304,589 for the comparable period doe to increase direct costs of $276,168 from $201,690 to $477,858 and increases in Selling and Administrative Expenses of $223,302 from $162,431 to $385,733.

Fiscal 1998 Compared to Fiscal 1997

     Total revenues increased from $90,066 Cdn. in Fiscal 1997 to $1,172,160 Cdn. due to the sale by OnLine of certain use rights to its MailCard and Casting Workbook software of $1,083,435 Cdn. These sales are not expected to recur. Direct costs in the same period increased from $37,625 to $452,944 as a result of a $224,332 increase in software development costs.

     Selling and Administrative expenses also increased in Fiscal 1998 to $373,012 from $195,825 Cdn. in Fiscal 1999. Net loss in Fiscal 1998 decreased by $41,810 Cdn. to $115,209 from a net loss of $157,020 in Fiscal 1997.

Liquidity and Capital Resources

     The Company's principal capital requirements have been to fund (a) software developments costs and (b) working capital requirements. To date, funding has been provided through equity financing and sale of certain territories to its software.

     Sale of Software

     In Fiscal 1998, Online entered into a contingent sale agreement relating to the sale of certain rights to the Mailcard software whereby Online received and realized $540,423 in revenue as well as an additional $2,795,419 in funds which are secured by the purchasing party as collateral against a minimum projected sales amount (over a 10 year period) provided by Online. If and when the projected minimum sales over the ten year period is met, the collateral amount will be released and the contingent amount will be realized as income. In the event that the projected minimum sales over the ten year period is not met, Online must make up this shortfall from the collateral funds and/or revenue generated by the amount held as security. Any collateral amount in excess of the minimum sales shortfall shall be realized as income upon release of the collateral amount by purchasers. The amount of future revenue relating to this contingency agreement is not determined until its ten year term ending date (December 28, 2007) or until such time as the minimum required sales level is met. The collateral funds are registered and are not able to be used by Online until such time as these funds (or portion thereof) are released by the secured parties. The contingent revenue amount is secured by a claim against the 10 year British Columbia savings bonds held by OnLine.

     Online also entered into a contingent sale agreement relating to the sale of the Casting Workbook software territories whereby Online received and realized $681,013 in revenue as well as an additional $2,827,955 in funds which are secured by the purchasing party as collateral against a minimum projected sales amount (over a 10 year period) provided by Online. If and when the projected minimum sales over the ten year period is met, the collateral amount will be released and the contingent amount will be released as income. In the event that the projected minimum sales over the 10 year period is not met, OnLine must make upon this shortfall from the collateral funds/and or revenue gathered by the amount held as security. Any collateral amount in excess of the minimum sales shortfall shall be realized as income upon release of the collateral amount by the purchasers. The amount of future revenue relating to this contingency agreement is not determined until its 10 year term ending date (December 31, 2007) or until such time as the minimum required sales level is met. The collateral funds are registered and are not able to be used by the OnLine until such time as these funds (or portion thereof) are released by the secured parties. The collateral funds are in the form of CIBC weekly GIC's.

     The net effect of both transactions was that OnLine financed itself without giving up equity, and instead gave up a perpetual interest of 3%-5% of its revenue over and above certain minimum amounts.

     Long Term Investments

     Long term investments consists of British Columbia Savings Bonds in a principal amount of $2,805,069 with, accrued interest of $37,551 unpaid at the balance sheet date. These bonds earn interest at 6% per annum paid semi-annually and are locked in to June 9, 2008. These bonds serve as registered collateral on the Mailcard contingent sales agreement dated September 17, 1997. The amount of the collateral claim registered against these bonds is $2,795,419 which is locked in until June 9, 2008. Also included in long term investments is the amount of $2,464,525 of which $2,403,878 serves as registered collateral relating to the Casting Workbook software contingent sales agreement dated December 31, 1997, with the principal to be locked in until December 31, 2007. From the agreement date to the balance sheet date, these funds have been placed in seven day CIBC GIC's earning interest revenue at variable rates through the period.

         Purchase of Software and Related Commitments

     During the year, Online purchased software for use in the production of commercials. The purchase price of the software was $3,950,000. The payment of the purchase price consists of two payments of $100,000 to be paid subsequent to the balance sheet date, the issuance of 250,000 common shares of the Company, and the issuance of a note payable of $3,500,000.

     Expansion into Los Angeles and New York

     Currently, OnLine operates servers for its network facilities in Toronto, Vancouver, and Calgary and has provided for future growth. It is anticipated, however, that our hardware equipment network will be expanded to serve the future needs of, primarily, the Los Angeles and New York markets. The Company believes that this will require further financing of an additional $3,000,000 to $5,000,000 to cover the cost of equipment, further acquisitions, and operations.

     Although the Company raised $999,999 in April, 1999 through a private placement of 5,714,284 shares, there is no assurance that the Company will be able to obtain additional financing as, if and when required. If such financing is not available to the Company, the Company's projected expansion into the Los Angeles and New York markets would be substantially curtailed.

Year 2000 Issues

     The "Year 2000 problem", as it has come to be known, refers to the fact that many computer programs use only the last two digits to refer to a year, and therefore does not recognize a change in the first two digits. For example, the year 2000 would be read as being the year 1900. If not corrected, this problem could cause many computer applications to fail or create erroneous results.

     The Company has modified and tested all of the critical applications of its information technology ("IT"), the result of which is that all such critical applications are now Year 2000 compliant. The Company believes that virtually all of the non-critical applications of the Company's IT are or will be made Year 2000 compliant prior to January 1, 2000. The Company's analysis and program is directed by the Company's internal IT personnel or others with whom the Company transacts business. The total amount of the payments made to date and to be made hereafter to any independent consultants, are not expected to be material.

     Based on the Company's analysis to date, the Company believes that the Company's material non-IT systems are either Year 2000 compliant, or do not need to be made Year 2000 compliant in order to continue to function in substantially the same manner in the Year 2000. The Company intends to continue its analysis of whether the Company's non-IT systems require any Year 2000 remediation. The Company's Year 2000 compliance work has not caused, nor do the Company expect that it will cause, a deferral of any material IT or non-IT projects.

     However, there can be no assurance that any the Company's vendors or others with whom the Company transacts business, will be Year 2000 compliant prior to such date. The Company is unable to predict the ultimate effect that the Year 2000 problem may have upon the Company, in that there is no way to predict the impact that the problem will have nation-wide or world-wide and how the Company will in turn be affected; and, in addition, the Company cannot predict the number and nature of its vendors, customers or others with whom it transacts business, including financial institutions, who will fail to become Year 2000 compliant prior to January 1, 2000.

     Significant Year 2000 difficulties on the part of vendors, customers or others with whom it transacts business, including financial institutions, could have a material adverse impact on the Company's operation.

     The Company intends to monitor the progress of its vendors, customers or others with whom it transacts business, including financial institutions, in becoming Year 2000 compliant. The Company has not formulated a contingency plan to deal with the potential non-compliance of vendors, customers and others with whom it transacts business, including financial institutions, but will be considering whether such a plan would be feasible.

Forward Looking Statements

     This registration statement includes "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would",

"might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements". Such statements are included, among other places in this registration statement, in the sections entitled "Management's Discussion and Analysis or Plan of Operation," "Description of Business" and "Description of Property." Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. See "Risk Factors." Although the Company believe that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 3. DESCRIPTION OF PROPERTY

Real Property

Vancouver

     The Company owns a 1,400 square foot commercial condominium unit (No. 208) at 2323 Boundary Road, Vancouver, British Columbia which presently serves as the Company's corporate headquarters. The Company purchased the unit on May 22, 1996 for $101,963. The Company has a $74,265 CDN balance on an initial $79,148 mortgage on the property. The Company's payments are $591 per month.

     On July 1, 1999 we expanded the Company's corporate headquarters by leasing the adjacent unit No. 207 at 2323 Boundary Road, Vancouver, British Columbia, on the basis of a 6 month renewable term. The premises are approximately 1,300 square feet. The rent is $805 per month.

Toronto

     As of March 1, 1999 the Company also lease approximately 677 square foot office at #1303 of 2 Carlton Street, Toronto, Ontario. The Company's rent is $663 per month. The term is for two years.

Los Angeles

     As of May 7, 1999 the Company rented a 1,200 square foot office at #201 1529 S. Bundy Drive, LA CA 90025. The Company's rent is $1,250. The term is for one year.

Equipment

     The Company owns and/or leases a variety of office equipment consisting primarily of photocopying machines, personal computers and telephone equipment.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Class A Common Stock as of June 30, 1999, (1) each person who is known by the Company to own beneficially more than five percent (5%) of the Class A Common Stock; (2) each of the Company's directors and officers; and (3) all of the Company's directors and officers as a group.

================================================================================
                                                           NO. OF
NAME AND ADDRESS OF BENEFICIAL OWNER                       VOTING
                                                     SHARES BENEFICIALLY      %
                                                            OWNED
--------------------------------------------------------------------------------
Aerock Fox (President & Director)
2390 W. Queens Ave.
Vancouver, BC Canada V6V 2Y6                            2,488,316(1)(3)      18%
--------------------------------------------------------------------------------
Terry Roycroft (Secretary-Treasurer & Director)
5120 Bessborough Drive
Burmaby BC Canada V5B 4N9                               1,876,976(2)(4)      13%
--------------------------------------------------------------------------------
Susan Fox
2390 W. Queens Ave.
Vancouver, BC Canada V6V 2Y6                            2,488,312(3)(1)      18%
--------------------------------------------------------------------------------
Sharon Fox
5120 Bessborough Drive
Burmaby BC Canada V5B 4N9                               1,834,976(4)(2)      13%
--------------------------------------------------------------------------------
Kirt W. James
34861 Spinnaker
Dana point CA 92629                                     1,381,000            13%
--------------------------------------------------------------------------------
All Officers & Directors as a Group (2 persons)         4,323,292            31%
================================================================================

(1) The 2,488,316 shares of Class A Common Stock beneficially owned by Mr. Fox consists of (i) 300,000 shares owned directly by his wife, Susan Fox, (ii) 1,967,516 shares of Class B

     Shares, owned directly by Mr. Fox, and (iii) 220,800 shares of Class B Shares owned by his wife, Susan Fox.

(2) The 1,834,976 shares of the Company's Class A Common Stock owned beneficially by Mr. Roycroft consists of (i) 350,000 shares of Class A Common Stock owned directly by Mr. Roycroft, (ii) 1,104,976 shares of Class B Shares owned directly by Mr. Roycroft and (iii) 380,000 shares of Class B Shares owned directly by his wife, Sharon Fox.

(3) The 2,488,316 shares of Class A Common Stock beneficially owned by Susan Fox, Mr. Fox's wife, consist of (i) 300,000 shares of Class A Common Stock owned directly by Mrs. Fox; (ii) 220,800 shares of Class B Shares owned directly by Mrs. Fox; and (iii) 1,967,516 shares of Class B Shares owned directly by Mrs. Fox's husband, Aerock Fox. Susan Fox and Sharon Fox are not related.

(4) The 1,834,976 shares of Class A Common Stock beneficially owned by Sharon Fox consist of (i) 350,000 shares owned directly by her husband Terry Roycroft; (ii) 380,000 shares of Class B Shares owned directly by Mrs. Fox; and (iii) 1,104,976 shares of Class B Shares owned directly by her husband, Terry Roycroft. Susan Fox and Sharon Fox are not related.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following persons are the directors, executive officers and/or key employees of the Company:

AEROCK FOX

President & Chief Executive Officer, Director since March 1999

     Since December 1994 Mr. Fox, who is 53 years old, has served as President and director of Online. Prior thereto Mr. Fox founded and served (and continues to serve) as president of Fox Productions Inc., a privately owned production company. Mr. Fox's degrees in Education and Business at McGill University; he also received Masters Degree in Psychology while majoring in Business and Education at the University of British Columbia. Aerock Fox is married to Susan Fox.

TERRY ROYCROFT

Vice President Investor & Corporate Relations, Director since March 1999

     Since December 1994 Mr. Roycroft, who is 43 years old, has served as a Vice President and director of Online. Prior thereto Mr. Roycroft founded and served (and continues to serve) as president and director of Croft Entertainment Inc. a privately held company.

SUSAN FOX

Vice President of Marketing & Sales since March 1999

     Since December 1994, Mrs. Fox, who is 42 years old, has served as a Vice President of Online. Prior thereto she served as an executive producer of Fox Productions Inc. Mrs. Fox is Aerock Fox' wife. Mrs. Fox has four years of post secondary education that includes Arts and Literature from Douglas College, Business, Architectural design and Contract Law from BCIT and Fine Arts from Langara College. Susan Fox is married to Aerock Fox.

CHUCK BUCKLEY

Vice President of Information Systems since March 1999

     Since December, 1995 Mr. Buckley, who is 34 years old, has served as a Vice President of Online. Prior thereto Mr. Buckley's fifteen years of experience with computers has given him the opportunity to work on mainframe, mini, workstations, and personal computers. He has mastered operating systems such as DOS, Windows, Windows NT, Macintosh System 7.x, UNIX and Linux. Some of the software Mr. Buckley is competent with include MS Office (Word, Excel, etc.), Word Perfect, Lotus 123, Ami Pro, Corel Draw, Page Maker, Quark Xpress, Adobe PhotoShop, Strata Studio Pro, Paradox, Filmmaker Pro, Adobe SiteMill, WebStar, Web Server, Tango ACGI, Fulcrum, Netscape and most Internet clients and Protocols.

     All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

     The Company currently has nine full time personnel and is supported to the extent required by outside consultants. Additional staff will be recruited as required to support the Company's growth and development. All of the full time personnel are contracted consultants. Key personnel also have equity positions and have executed confidentiality and non-competition agreements. Compensation levels are, and will continue to be commensurate with industry standards with incentive programs extended to the key personnel.

     During the past five years no director, executive officer, promoter or control person of the Company:

     (1) was the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) was convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

ITEM 6. EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation of the named executive officers from July1, 1995 through December 31, 1998.

-------------------------------------------------------------------------------------------------------------------------------
                                               Annual Compensation                        Long-Term Compensation
                                     ------------------------------------------------------------------------------------------
                                                                                      Awards                  Payments
                                                                            -------------------------   -----------------------
                                                                  Other                   Securities                   All
                           Year                                   Annual     Restricted     Under-                    other
      Name And              or                                    Compen-      Stock        Lying         LTIP       Compen-
 Principal Position       Period         Salary       Bonuses     sation      Award(s)     Options/      Payouts      sation
                           Ended           ($)          ($)        ($)           ($)         SARs          ($)         ($)
-------------------------------------------------------------------------------------------------------------------------------
Aerock Fox               12/31/98         62,969         --         --           --           --         54,045         --
President and Director
                        -------------------------------------------------------------------------------------------------------
                         12/31/97         23,672
                        -------------------------------------------------------------------------------------------------------
                         12/31/96           --           --                    59,358         --           --           --
-------------------------------------------------------------------------------------------------------------------------------
Terry Roycroft           12/31/98         44,745         --         --         65,229         --         24,179         --
Secretary, Treasurer
and Director
                        -------------------------------------------------------------------------------------------------------
                         12/31/97         10,808
                        -------------------------------------------------------------------------------------------------------
                         12/31/96           --           --                     7,328         --           --           --
-------------------------------------------------------------------------------------------------------------------------------
Chuck Buckley            12/31/98         28,888         --         --           --           --           --           --
Vice President
                        -------------------------------------------------------------------------------------------------------
                         12/31/97         21,470
                        -------------------------------------------------------------------------------------------------------
                         12/31/96         22,900         --                      --           --           --           --
-------------------------------------------------------------------------------------------------------------------------------
Susan Fox                12/31/98         41,152         --         --           --           --           --           --
Vice President and
Director
                        -------------------------------------------------------------------------------------------------------
                         12/31/97         24,443
                        -------------------------------------------------------------------------------------------------------
                         12/31/96         24,289
                        -------------------------------------------------------------------------------------------------------
Total                                    305,326                              131,915         --         81,224         --
===============================================================================================================================

(1)  These payments were made respectively as follows:

     As to Mr. Fox, to Fox Productions, Inc., a corporation wholly owned by Mr. Fox.

     As to Mr. Roycroft, to Croft Entertainment, Inc., a corporation wholly owned by Mr. Roycroft.

     As to Mrs. Fox, to Snow Lions Entertainment, Inc., a corporation wholly owned by Mrs. Fox.

     As to Mr. Buckley, to Electric Sprocket, Inc., a corporation wholly owned by Mr. Buckley.

The Company does not have any employee stock option or other compensatory plans.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There has been no transaction during the last two years, or proposed transactions, to which the Company is or will be a party and in which any of its officers, directors principal stockholders or any family member of such person has a direct or indirect material interest.

ITEM 8. LEGAL PROCEEDINGS

     The Company is not a party to any litigation, and has no knowledge of any threatened or pending litigation against the Company.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

                               MARKET INFORMATION

     The Class A Common Stock has been quoted on the OTC BB since March 4, 1999 (and prior thereto the common stock of the Company's predecessor, Earth Industries,) under the symbol ONPS. The following table sets forth high and low bid prices for the Class A Common Stock for the calendar quarters indicated as reported by the OTC BB from November 27, 1998 through June 30, 1999. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

1998:                                    High            Low            Volume
-----                                    ----            ---            ------
November 27, 1998                      Unpriced                        No Sales
through
December 31, 1998

1999:
----
January-February                       $5                $1              14,500

March - (after                         $4                $2           2,953,600
1 for 30 reverse split)

April-June                             $3.28             $1.43        6,803,600

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     Pursuant to the Plan of Reorganization, the Company issued 1,711,926 shares to the shareholders of Earth Industries in reliance on Section 4(2) of the Securities Act.

     Following the Reorganization:

     Following the Reorganization and in accordance with the terms and conditions of the Plan of Reorganization, the Company:

     On or about March 3, the Company issued 5,714,284 in consideration of the payment of an aggregate of $1999,999, pursuant to Regulation D, Rule 504, as promulgated by the Securities Exchange Commission, pursuant to ss.3(b) of the Securities Act of 1933, as amended (the "Securities Act");

     On or about March 4, the Company issued 2,763,598 shares of Class A
          Common Stock to shareholders of OnLine, pursuant to ss.4(2) of the Securities Act;

     The Company issued 3,673,292 Class B Shares to certain shareholders of
          OnLine. The Class B Shares are convertible to shares of Class A Common Stock at any time, upon cancellation of the corresponding Preferred Equity Shares of OnLine.

     The Company also issued an additional 40,756 shares of Class A Common
          Stock in the aggregate amount of approximately $27,600 per share, to six persons who were employees (but not officers or directors) of the Company, pursuant to ss.4(2) of the Securities Act; and

     The Company also issued 250,000 shares of Class A Common Stock, at a deemed value of $1.00 per share, to purchase assets from Columbus.

     Upon completion of the Reorganization, and as at June 30, 1999 the Company had 10,480,614 shares of Class A Common Stock and 3,673,292 Class B Shares issued and outstanding.

     The Company believes that all of the issuances of the Class A Common Stock and the Class B Shares were exempt from the registration requirements of the Securities Act by virtue of Regulation D and/or S under the Securities Act.

ITEM 11. DESCRIPTION OF SECURITIES

     The Company's Capital Authorized and Issued. The Company is authorized to issue 100,000,000 shares of Class A COMMON EQUITY VOTING STOCK ("Class A Common Stock"), and 6,000,000 shares of Class B SPECIAL NON-EQUITY VOTING STOCK ("Class B Shares"), both of par value $0.001. Only the Class A Common Stock is being registered.

     Class A Common Stock. All issued shares of Class A Common Stock and Class A Shares, when issued, were fully paid for and nonassessable. Each holder of Class A Common Stock and Class B Shares is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of voting stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding voting stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Class A Common Stock or other securities of the Company. The owners of a majority of the voting stock may also take any action without prior notice of or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Class A Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Class A Common Stock, have been paid in full.

     Class B Shares. Certain shareholders (the "Canadian Preference Holders") of Online, did not convert their Common shares to Class A Common Stock, but rather converted to Preferred Equity Shares of Online subsidiary. Class B Shares have been issued to those shareholders, share for share so that Canadian Preferred Holders might vote as the Company's shareholders. These shares of Class B Stock have no equity or liquidation rights, other than voting rights, but upon liquidation of the Company, these Class B Shares may enjoy preference with respect to the assets of Online. The Class B Shares are the voting equivalent of Preferred Equity Shares of OnLine. While no plan for conversion exists, the Class B Shares may be exchanged for Class A Common Stock, at any time the Canadian Preferred Holders might elect, and the Board of Directors may allow, subject to the cancellation of the corresponding Preferred Equity Shares.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

The Securities and Exchange Commission's Policy On Indemnification

     Insofar as indemnification for liabilities arising under the Act may be permitted to any of the Company's directors, officers and controlling persons pursuant to any provisions contained in the Company's Certificate of Incorporation, or by-laws, or otherwise, the Company have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13. FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
     A.   Audited Financial Statements
     (1)  EARTH INDUSTRIES, INC.
          Audited Report dated January 19, 1999                             41
          Balance Sheets at December 31, 1998 and 1997                      42
          Statement of Operations for the Years ended
             December 31, 1998 and 1997                                     43
          Statement of Stockholders Equity for the
             Years ended December 31, 1998 and 1997                         44
          Statement of Cash Flows for the Years ended
             December 31, 1998 and 1997                                     45
          Notes to Financial Statements                                    46-47

     (2)  ONLINE FILM SERVICES INC.
          Auditors Report dated July 15, 1999                               48
          Commentary by Auditor dated July 15, 1999                         48
          Consolidated Balance Sheet as at August 31, 1998 and 1997         49
          Consolidated Statement of Loss and Deficit for
             the Years ended August 31, 1998 and 1997                       50
          Consolidated Cash Flow Statement for the Year
             ended August 31, 1998 and 1997                                 51
          Notes to Consolidated Financial Statements                       52-58

     B.   Pro Forma Financial Statements as at December 31, 1998
          Introducing Paragraph to Pro forma Financial Information          59
          Pro forma Balance Sheet                                           60
          Pro forma Statement of Operations                                 61
          Pro forma Statement of Stockholders Equity                        62
          Notes to Pro forma Statements                                     63

     C.   Unaudited Interim Financial Statements as at June 30, 1999
          Interim Balance Sheet as at June 30, 1999                         64
          Interim Statement of Cash Flow for the Six Months
            Ended June 30, 1998                                             65
          Interim Statement of Operations for the Six Months
            Ended June 30, 1998                                             66
          Interim Statement of Stockholders Equity for the
            Six Months Ended June 30, 1999                                  67
          Notes to Interim Financial Statements                             68

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Earth Industries, Inc.

We have audited the accompanying balance sheets of Earth Industries, Inc. (a Development Stage Company) as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 and from inception on August 21, 1996 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Earth Industries, Inc. (a Development Stage Company) as of December 31, 1998 and 1997 and the results of its operations and cash flows for the years ended December 31, 1998 and 1997, and from inception on August 21, 1996 through December 31, 1998, in conformity with generally accepted accounting principles.

"Crouch, Bierwolds, Chisholm"
Salt Lake City, Utah
January 19, 1999

                             Earth Industries, Inc.
                          (a Development Stage Company)
                                 Balance Sheets



Assets
                                                      December 31
                                                         1998             1997
Current Assets
Cash                                                    $ 1,368         $ 1,487

Total Current Assets                                      1,368           1,487

Total Assets                                            $ 1,368         $ 1,487

Liabilities and Stockholders' Equity

Current Liabilities
  Accounts payable                                          500             500

     Total Current Liabilities                              500             500

Stockholders' Equity

  Common Stock, authorized
    100,000,000 shares of $.0001 par value,
    issued and outstanding 51,360,000
    and 51,200,000 shares respectively                  $ 5,136         $ 5,120
  Additional Paid in Capital                              2,464             880

  Deficit Accumulated During the
    Development Stage                                    (6,732)         (5,013)

     Total Stockholders' Equity                             868             987

Total Liabilities and Stock holders' Equity             $ 1,368         $ 1,487

    The accompanying notes are an integral part of these financial statements

                             Earth Industries, Inc.
                          (a Development Stage Company)
                             Statement of Operations

                                       For the Year Ended
                                           December 31         Cumulative Total
                                       1998           1997     Since Inception

Revenues:                         $        --    $        --    $        --

Expenses:

  Amortization                             --             --          1,667
  General and administrative            1,719          2,482         18,912

         Total Expenses                 1,719          2,482         20,579

Net (Loss)                        $    (1,719)   $    (2,482)   $   (20,579)

Net Loss Per Share                $    (0.000)   $    (0.000)   $    (0.000)

Weighted average shares
outstanding                        51,360,000     51,200,000     46,084,000

   The accompanying notes are an integral part of these financial statements.

                             Earth Industries, Inc.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                            Common Stock
                                        Shares           Amount          Additional         Deficit
                                                                          Paid in         Accumulated
                                                                          Capital         During the
                                                                                          Development
                                                                                             Stage
Balance at inception on
  August 21, 1996                             --      $        --       $        --       $        --

Shares issued organizational
  cost at $.001                       25,000,000           25,000                --                --

  Shares issued for cash at $.001        600,000              600            65,400                --

    Net loss for year ended                   --               --                --           (16,378)
      December 31, 1996

Balance, December 31, 1996            25,600,000           25,600            65,400           (16,378)

  Reorganization of Company
    and change in par value           25,600,000          (20,480)          (64,520)           13,847

  Net loss for year ended
    December 31, 1997                         --               --                --            (2,482)

Balance, December 31, 1997            51,200,000            5,120               880            (5,013)

Shares issued for services at
  $.01                                   160,000               16             1,584                --

  Net loss for year ended
    December 31, 1998                         --               --                --            (1,719)

Balance December 31, 1998             51,360,000      $     5,136       $     2,464       $    (6,732)

   The accompanying notes are an integral part of these financial statements.

                             Earth Industries, Inc.
                          (a Development Stage Company)
                             Statement of Cash Flows

                                                                            August 21, 1996
                                                                           (inception of the
                                                For the Year Ended            development
                                                   December 31,                stage) to
                                                                               December
                                             1998              1997            31, 1998
Cash Flows from Operating
Activities

Net Loss                                   $ (1,719)         $ (2,482)         $(20,579)
Adjustments to reconcile
  Net loss to net cash provided by
  operations:
Amortization                                     --                --             1,667
Issued common stock for services              1,600                --             1,600

    Net cash flows provided
    (used) by operating activities             (119)           (2,482)          (17,312)

Cash Flows from Investment
Activities:                                      --                --                --

Cash Flows from Financing
Activities:
  Cash received from financing                   --               500               500
  Cash taken by parent in
  reorganization                                 --           (47,820)          (47,820)
  Issued common stock for cash                   --                --            66,000
      Net cash flows provided
      by financing activities                    --           (47,320)           18,680
Net Increase (decrease) in cash                (119)          (49,802)            1,368
Cash, beginning of year                       1,487            51,289                --
Cash, end of year                          $  1,368          $  1,487          $  1,368

   The accompanying notes are an integral part of these financial statements.

                             Earth Industries, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 1-Summary of Significant Accounting Policies

Organization

     Earth Industries, Inc. was incorporated on August 21, 1996, in the state of Texas, by its parent corporation Fincom, Inc. and later reorganized with its parent such that the shareholders of the parent became shareholders of the issuer, share for share. The company was organized with the intent of creating a commercial Web-site on the internet designed for marketing business advertisements for other business. The company is now searching for other business opportunities.

Accounting Method

     The Company recognizes income and expense on the accrual basis of accounting.

Earnings (Loss) Per Share

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Provision for Income Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $6,732 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2012 No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

     Deferred tax assets and the valuation account is as follows at December 31, 1998 and 1997:

                                    December 31, 1998       December 31, 1997
Deferred tax asset:
  NOL carryforward                       $ 1,010                 $ 752

Valuation allowance                       (1,010)                 (752)
       Total                             $    --                 $  --

                             Earth Industries, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 2-Going Concern

     The accompanying financial statements have been prepared assuming that the Company will continue as a growing concern. The Company has few tangible assets and has had recurring operating losses and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE 3 - Development Stage Company

     The company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Reorganization

     On January 7, 1997 the Company completed a plan of reorganization and tender, where Fincom, Inc. the parent became a private closely held company and Earth Industries, Inc. became the successor in interest of the parent.

     Earth Industries, Inc. issued 25,600,000 shares of its common stock for each of the 25,600,000 shares of Fincom, Inc. stock outstanding at January 7, 1997.

NOTE 5 - Subsequent Events

     Effective February 19, 1999 the Company negotiated a reorganization and acquisition of On-Line Film Services, Inc., a private British Columbia Corporation. The agreement provides of a 30 for 1 reverse stock split, and the issuance of certain post reverse shares in connection with the acquisition. The shares to be issued will fall into two groups: (1) shares to be issued to new investors pursuant to Regulation D, Rule 504; and (2) shares to be issued to On-Line Film Services, Inc. shareholders for the acquisition.

                                BABCOCK & COMPANY
                          Certified General Accountant

                                 AUDITORS REPORT

To the Shareholders of
ON-LINE FILM SERVICES INC.

I have audited the consolidated balance sheet of ON-LINE FILM SERVICES INC. as at August 31, 1998 & August 31, 1997 and the consolidated statements of loss and deficit and cash flow for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly in all material respects the financial position of the company as at August 31, 1998 and August 31, 1997, and the results of operations and changes in cash flow for the years then ended in accordance with generally accepted accounting principals.

This revised auditors report replaces the original qualified auditors report dated February 1, 1999. The February 1, 1999 auditors report has been withdrawn and the attached financial statements have been revised. The February 1, 1999 report was qualified on the basis that the prior year comparative figures were not audited. The revised financial statements have had the prior year comparative (and current year opening) figures audited. These revised statements show the effects of adjustments found to be necessary as a result of the prior year financial statement figures being audited, as well as some revision to the notes to the financial statements as required.

                                        "Jeff Babcock"
                                        CERTIFIED GENERAL ACCOUNTANT

Surrey, B.C.
July 15, 1999


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

This audit has been prepared in accordance with Canadian reporting standards which do not permit a reference to uncertainties in the auditor's report when the uncertainties are adequately disclosed in the financial statements (notes 1, 2, 3 & 14).

                                        "Jeff Babcock"
                                        CERTIFIED GENERAL ACCOUNTANT

Surrey, B.C.
July 15, 1999



                           CONSOLIDATED BALANCE SHEET
                              as at August 31, 1998
                 With comparative figures as at August 31, 1997

ASSETS
                                                         1998            1997
Current
Cash and short term deposits                          $    80,815     $      --
Accounts receivable (Note 5)                                5,284         8,886
Net Sales Taxes Recoverable                                 8,672            --
Deferred Taxes-Current (Notes 1&9)                          4,755         3,873

                                                      $    99,526     $  12,759

Deposits                                                       --           991
Capital Assets (Notes 1,6)                              6,446,381       179,626
Long Term Investments (Note 8)                          8,083,217            --
Software Development Costs (Note 1)                            --       333,067

Incorporation Costs                                           303           303
Deferred Taxes-Non Current (Notes 1&9)                      1,277         6,033

                                                      $14,630,704     $ 532,779

LIABILITIES

Current
Cash and overdrafts                                   $        --     $  12,125
Bank Account Operating Loan (Note 10)                          --        60,000
Accounts payable and accrued liabilities (Note 11)        145,341        38,722
Net Sales Taxes Payable                                        --           288
Payable to related parties (Note 12)                       26,000            --
Current Portion Long Term Debt (Note 13)                      923           910

                                                      $   172,264     $ 112,045
LONG TERM DEBT
Loans Payable (Note 13)                               $   113,610     $ 149,557
Payable on Software Purchase (Note 7)                   6,179,775            --
Contingent Revenue Unrealized (Note 14)                 7,994,000            --
Shareholder Loans (Note 15)                                    --        12,887

                                                      $14,459,649     $ 274,489
SHAREHOLDERS EQUITY
Share Capital (Notes 16)                              $   819,730     $ 737,204
Deficit                                                  (648,675)     (478,914)
                                                          171,055       258,290
                                                      $14,630,704     $ 532,779

         The accompanying notes are an integral part of these statements

                   CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
                       FOR THE YEAR ENDED August 31, 1998
           With comparative figures for the year ended August 31, 1997

                                                          1998          1997
REVENUE
Sales                                                 $  130,737     $ 132,713
Mailcard Software Sales                                  752,000            --
Casting Software Sales                                   844,442            --
                                                       1,727,179       132,713
DIRECT COSTS
Software Development Costs (Note 1)                   $  326,717     $      --
Agency Fees                                              165,833            --
ISP &Web Service Fees                                     59,582         7,686
Subcontract                                              130,080        35,278
Mailcard Software Purchases (Note 18)                    241,277            --
Casting Workbook Exclusivity Payments (Note 18)           96,729            --
Other Direct Costs                                        47,294        37,826
                                                        1,067512        80,790

GROSS PROFIT                                          $  659,667     $  51,923


SELLING, GENERAL AND ADMINSTRATIVE EXPENSES
Professional Fees                                         43,394        25,164
Advertising & Promotions                                  22,501         2,350
Amortization (Notes 1 & 6)                                38,113        22,098
Bad Debts                                                 11,169            --
Location & Travel Costs                                   22,776         6,954
Telephone, Fax, ISDN                                      33,078        43,508
Bank Charges & Interest                                    3,065         4,317
Loan Interest                                             10,942         9,983
Equipment Lease & Rentals (Note 17)                       48,579        43,146
Consultants                                               20,196         4,883
Casual Labour                                             13,796         2,483
Wages & Benefits                                         208,271       101,012
Miscellaneous                                              8,870           241
Property Taxes                                             1,555         3,723
Rent & Office Expenses                                    57,451        16,699
Repairs & Maintenance                                      5,878         1,988
                                                         549,634       288,549
NET OPERATING INCOME                                     110,033      (236,626)
Management Fees (Note 20)                               (617,872)           --
Interest Revenue (Note 8)                                341,951            64
Deferred Corporate Tax (Note 1)                           (3,873)        5,193

NET LOSS                                                (169,761)     (231,369)
DEFICIT, beginning of year                              (478,914)     (247,545)
DEFICIT, end of year                                  $ (648,675)    $(478,914)
Profit (Loss) per share                               $    (0.03)    $   (0.04)

         The accompanying notes are an integral part of these statements

                        CONSOLIDATED CASH FLOW STATEMENT
                       FOR THE YEAR ENDED August 31, 1998
           With comparative figures for the year ended August 31, 1997

                                                         1998             1997
OPERATING ACTIVITIES
Cash used in operations
Net Loss                                             $   (169,761)    $   (231,369)
Add (deduct) charges to income not involving Cash          38,113           22,098
Amortization                                                3,873           (5,193)
Deferred taxes                                           (127,775)        (214,464)


Net change in non-cash working capital
Balances related to operations*                           102,253           34,954
(Decrease) increase in bank loans                         (60,000)          60,000
Contingent Revenue Security Received                    7,994,000               --

Financing Activities
Related party payables                                     26,000               --
Capital Stock issuance                                     82,526          301,141
Increase (Reduction) in loans payable                   6,143,841           34,000
Increase (Reduction) in Shareholder Loans                 (12,887)             575
                                                     ------------     ------------
                                                        6,239,480          335,716
                                                     ------------     ------------
INVESTING ACTIVITIES
Reduction (Increase) In Deferred Software
Development Costs                                         333,067         (186,521)
Net increase in long-term investments                  (8,083,217)              --
Capital Asset Purchases                                (6,304,868)         (11,229)
                                                      (14,055,018)        (197,750)

INCREASE IN CASH                                           92,940           18,456

CASH, beginning of year                                   (12,125)         (30,581)

CASH, end of year                                    $     80,815     $    (12,125)

* Consisting of changes in accounts receivable, accounts payable and accrued liabilities

         The accompanying notes are an integral part of these statement

NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 1998


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Foreign currency translation

     Any foreign monetary assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Nonmonetary items are translated at historical rates. Revenue and expense items are translated using the rate in effect on the date of the transaction.

     (b) Amortization

     Capital assets are amortized at rates estimated to reflect the useful life of these assets. Amortization has been taken at the following rates:

          Computer equipment              30% p.a. on diminishing balance basis
          Office furniture & fixtures     20% p.a. on diminishing balance basis
          Computer Software               100% p.a. on diminishing balance basis
          Building                        4% p.a. on diminishing balance basis

     (c) Software development costs

     The amounts shown for software development costs represent the lower of costs incurred to date and estimated fair market value. These amounts do not necessarily reflect present or future values of the expenditures. These costs are written off against sales of the developed software at such time as it occurs. In the current year, the company has expensed $470,717 against sales of these software projects.

     (d) Investments

     Investments are recorded at the lower of cost or fair market value at the balance sheet date. Subsidiaries are consolidated in these financial statements. (See note 8)

     (e) Deferred Corporate Taxes

     Deferred corporate taxes arise due to temporary timing differences arising from amortization rates used for financial statement purposes and the CCA rates prescribed for taxation purposes. Deferred taxes are divided into a current portion, which is expected to be utilized within one fiscal year and a non-current portion, which is expected to be utilized in a future period in excess of one fiscal year. (See note 9)

2.   NATURE OF OPERATIONS

     The recoverability of amounts shown as software development costs is dependent upon the sale of software rights. In the current year, the company has incurred sales of these software rights and has recorded the related software development expenses accordingly.

3.   GOING CONCERN CONSIDERATIONS

     These financial statements have been prepared in accordance with generally accepted accounting principles on the assumption that the company will be able to realize its assets and discharge liabilities in the normal course of business, rather than through a process of forced liquidatio.

NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 1998


As of August 31, 1998 the company had a deficit of $648,675 and a working capital shortfall of $(72,738). As of August 31, 1997, the company had a deficit of $478,914 and a working capital shortfall of $(99,286). The operations of this company were primarily funded by sales, the issuance of share capital and bank financing.

The continued operations of this company are dependent on its ability to obtain equity financing or generate profitable operations in the future.

4.   CONSOLIDATED FINANCIAL STATEMENTS

     These financials statements show the consolidated results of operations for On-Line Film Services Inc. and its wholly owned subsidiary companies On-Line Distributing Inc. and Prairie On-Line Management Services Inc.

5.   ACCOUNTS RECEIVABLE

     The accounts receivable balance at August 31, 1998 are shown net of allowance for doubtful accounts of $10,735.

6.   CAPITAL ASSETS

                              COST        Accumulated       NET          NET
                                         Amortization      1998         1997

Computer Equipment        $  159,517       $47,169      $  112,348    $ 23,019
Software (Note 7)          6,198,218        15,575       6,182,643       5,287
Building                     156,770        14,457         142,313     148,243
Office Furnishings            12,141         3,064           9,077       3,077

                          $6,526,646       $80,265      $6,446,381    $179,626

7.   SOFTWARE PURCHASE

     During the year, the company purchased software for use in the production of commercials. The purchase price of the software was $ 3 950 000 US ($6 179 775 Cdn). The payment of the purchase price consists of two payments of $100 000 US to be paid subsequent to the balance sheet date, the issuance of 250 000 common shares of the company, and the issuance of a note payable of $ 3 500 000 US. At the balance sheet date, the company was involved in ongoing negotiations relating to the software management terms relating to the purchase of the software. The negotiation is with Columbus Entertainment Inc., of Santa Monica, California.

8.   LONG TERM INVESTMENTS

     Long term investments consists of British Columbia Savings Bonds in a principal amount of $4,300,149, with accrued interest of $57,935 unpaid at the balance sheet date. These bonds earn interest at 6% per annum paid semi-annually and are locked in to June 9, 2008. These bonds serve as registered collateral on the Mailcard contingent

NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 1998


sales agreement dated September 17 1997. The amount of the collateral claim registered against these bonds is $4,298,000 which is locked in until June 9, 2008. Also included in long term investments is the amount of $3,725,133 of which $3,696,000 serves as registered collateral relating to the Casting Workbook software contingent sales agreement dated December 31, 1997, with the principal to be locked in until December 31, 2007. From the agreement date to the balance sheet date, these funds have been placed in seven day CIBC GICs earning interest revenue at variable rates throughout the period. (See note 14).

9.   DEFERRED TAXES - NON CURRENT

     Total deferred corporate taxes     $ 6,032
     Less: Current Portion               (4,755)
     Non current portion                $ 1,277

10.  BANK OVERDRAFT

     The company has available a $60 000 line of credit with the Royal Bank. The line of credit bears interest at rate of Royal Bank prime plus 1.75% per annum. At the balance sheet date, the company has the full $60 000 of this line of credit available.

11.  ACCOUNTS PAYABLE & ACCRUED LIABILITIES

     Included in accounts payable and accruals is accrued distribution and management fees of $83,326 relating to contractual agreements (See note 18 ). The remaining amount of $62,015 relates to trade payables and operating accruals.

12.  PAYABLE TO RELATED PARTIES

     The amount of $26,000 payable to a director of the company, to be settled subsequent to the balance sheet date via a shares for debt issuance.

NOTES TO THE FINANCIAL STATEMENT
AUGUST 31, 1998


13.  LOANS PAYABLE

Loans payable consists of the following:

(a) Mortgage payable to Vancity Credit Union bearing interest at 8.75% per annum with monthly payments of $909 (Renewal May 2001) Secured by real estate (office) at 208-2323 Boundary Road, Vancouver.

     Total Payable              $114,533

     Current Portion                (923)

     Long Term Portion          $113,610

Estimated annual payments on this loan are $10 908 per year for the next five years and subsequent.

14.  CONTINGENT REVENUE

     During the fiscal year, the Company entered into two separate business transactions, one in connection with the Mailcard software, the other in connection with the Casting Workbook software. These two agreements generated immediate revenue of $1 596 442 ($752 000 from Mailcard and $844 442 from Casting Workbook), used to fund operations of the company, and contingent revenue of $7 994 000 ($4 298 000 Mailcard and $3 696 000 Casting Workbook), net of an estimated fee of 3% to 5% of projected sales over certain minimum amounts. The Company retains complete control over every aspect of the Mailcard software, from upgrading to marketing etc. The Company also retains complete control of the Casting Workbook, and has sole discretion to renew the distribution agreement on the condition that the Company meets agreed upon reporting requirements. (See a & b below for further details)

     (a) The company entered into a contingent sale agreement relating to the sale of Mailcard software whereby the company received and realized $752 000 in revenue as well as an additional $4 298 000 in funds which are secured by the purchasing party as collateral against a minimum projected sales amount provided by the company. If and when the projected minimum sales over the ten year period is met, the collateral amount will be released and the contingent amount will be realized as income. In the event that the projected minimum sales over the ten year period is not met, the company must make up this shortfall from the collateral funds and/or revenue generated by the amount held as security. Any collateral amount in excess of the minimum sales shortfall shall be realized as income upon release of the collateral amount by the purchasers. The amount of future revenue relating to this contingency agreement is not determinable until its ten year term ending date or until such time as the minimum required sales level is met. The collateral funds are registered and are not able to be used by the company until such time as these funds (or portion thereof) are released by the secured parties. The term ending date is December 28, 2007.

     The contingent revenue amount is secured by a claim against the ten year BC Savings bonds held by the company (See note 8).

NOTES TO THE FINANCIAL STATEMENTS
August 31,1998


     (b) The company entered into a contingent sale agreement relating to the sale of the Casting Workbook software territories whereby the company received and realized $844 442 in revenue as well as an additional $3 696 000 in funds which are secured by the purchasing party as collateral against a minimum projected sales amount provided by the company. If and when the projected minimum sales over the ten year period is met, the collateral amount will be released and the contingent amount will be realized as income. In the event that the projected minimum sales over the ten year period is not met, the company must make up this shortfall from the collateral funds and/or revenue generated by the amount held as security. Any collateral amount in excess of the minimum sales shortfall shall be realized as income upon release of the collateral amount by the purchasers. The amount of future revenue relating to this contingency agreement is not determinable until its ten year term ending date or until such time as the minimum required sales level is met. The collateral funds are registered and are not able to be used by the company until such time as these funds (or portion thereof) are released by the secured parties. The term ending date is December 31, 2007. These collateral funds are in the form of CIBC weekly GICs (See note 8)

15.  SHAREHOLDER LOANS

     Amounts are non-interest bearing, with no fixed terms of repayment. No interest was accrued or paid relating to shareholder loan in the current fiscal year.

16.  SHARE CAPITAL

Authorized:-

     100,000,000 common, voting, no par-value shares
     10,000,000 non voting preference shares, no par value

Issued & Outstanding Capital:-

                                          Shares       Consideration
     Balance August 31, 1997            5,828,814         $737,204

     Issued from treasury for year        428,900          107,227
     Repurchased during year              (98,804)         (24,701)
                                        ---------         --------

     Balance August 31, 1998            6,158,910         $819,730
                                        ---------         --------

17.  LEASE OBLIGATIONS

The company has the following estimated future lease obligations

     Danka Financial Services for Fiery 2001 color server
                                         Yr 1 $5 184; Yr 2 Nil =$5 184 Total
     Danka Financial Services for Kodak Color Copier
                                         Yr 1 $11 412; Yr 2 Nil =$11 412 Total
     AT & T Capital (Computer Equip)     Yr 1 $2 124; Yr 2 $354 =$2 478 Total
     AT & T Capital (Computer Equip)     Yr 1 $2 028; Yr 2 $676 =$2 704 Total
     AT & T Capital (Computer Equip)     Yr 1 $6 024; Yr 2 $1 506 =$7 530 Total

NOTES TO THE FINANCIAL STATEMENS
August 31, 1998


IBM (Computer Equip)                Yr 1 $9 336; Yr 2 $9 336; Yr 3 $9 336;
                                    Yr 4 $3 890=Total $31 898
IBM (Computer Equip)                Yr 1 $5 364; Yr 2 $5 364; Yr 3 $5 364
                                    Yr 4 $1 341=Total $17 433
IBM (Computer Equip)                Yr 1 $20 160; Yr 2 $20 160 Yr 3 $20 160
                                    Yr 4 $5 040=Total $65 520

18.  OTHER OBLIGATIONS

     (a) The company is obligated purchase a minimum of approximately $258 000 per calendar year of Mailcard software copies for purposes of distribution on behalf of the software vendors. This obligation remains in effect until at least December 28, 2007, at which time, the agreement may be terminated or renewed, depending on circumstances at that time. The company is also required to distribute an additional 2 560 000 copies of the Mailcard Software on or before December 28, 2007. Included in accounts payable and accruals is an accrual of $57 935 representing the portion of the obligation payable but not yet due or paid at the balance sheet date.

     (b) The company is also obligated to pay a minimum of approximately $221 000 per calendar year for the right to provide management services related to the Casting Workbook. This minimum obligation remains in effect until December 28, 2007, at which time, the agreement may be terminated or renewed, depending on the circumstances at that time. The company is also required to generate an additional aggregate revenue amount of approximately $8 800 000 by the end of the management term. Included in accounts payable and accruals is an accrual of $25 391 representing the portion of the obligation payable but not yet due or paid at the balance sheet date. In the event that sales are not sufficient to meet the minimum requirements in a & b above, any shortfall will be covered by interest generated by the security held at the discretion of the company

19.  INCOME TAXES

The company has approximate income tax losses which may in certain circumstances be applied against taxable income in future years to reduce taxes otherwise payable as follows:

               Year of Expiry                       Amount of Loss
                   2002                                 14,558
                   2003                                129,830
                   2004                                206,705
                   2005                                117,848
                                                       -------
                                                      $468,941

20.  RELATED PARTY TRANSACTIONS

The following amounts on the statement of loss and deficit were paid or payable to related parties in the form of cash and/or capital stock in the company:-

     Management Fees:                                                  $617,872

NOTES TO THE FINANCIAL STATEMENT
August 31,1998


Management fees are broken down as follows:

     Deferred (since 1995) fees declared and paid out in current year  $318 972

     Shares issued to directors & ex-directors in current year           95 000

     Prior year development costs expensed (shares)                     144 000

     Distribution & Promotion Fees (cash)                                59 900
                                                                       --------

                                                                       $617 872

21.  SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the company completed a share for share exchange with On-Line Production Services Inc., a Nevada State incorporated company. Shareholders of the company exchanged their common shares in the company for a like number of common or preference shares of On-Line Production Services Inc., thereby giving On-Line Productions Services Inc. control of On-Line Film Services Inc.

Online Production Services, Inc.
(Successor Corporation to Earth Industries, Inc.)
(a Development Stage Company)

Introductory Paragraph to Proforma Financial Information
For the Period Ended December 31, 1998

(Unaudited)


The following is pro forma financial information for the Company consisting of
1) a pro forma balance sheet as at December 31, 1998 including a separate proforma statement of stockholders' equity for the period from inception of the Company up to and including December 31, 1998, and 2) a statement of income for the year ended December 31, 1998.

This pro forma financial information is provided in order to show how the transactions carried out in the Plan of Reorganization dated February 19, 1999 might have affected the historical financial statements of the Company had that Plan of Reorganization been consummated at the beginning of the period ended December 31, 1998 being the most recent audited financial statements of the Company presented herein as Item 13.I.A.1.

The Plan of Reorganization is described in detail under Item 1. "Description of Business", and further described in the pro forma statement of shareholders' equity set out herein.

In order to prepare this pro forma financial information the Company has made the following assumptions:

1. Readers of this information are better informed by way of presenting pro forma financial information on the Company and its subsidiary OnLine Film Services, Inc. (the "Subsidiary") on a fully consolidated basis for the period covered by the information. Thus, all intercompany transactions have been removed and the transactions of the subsidiary are presented as if they were transactions of the Company.

2. The Company has developed and tested in Canada its principal products for the film industry and is currently establishing its basis of operation, marketing, and promotion in the United States. Thus, all transactions of the Subsidiary consolidated herein are presented in US dollars converted from the Canadian dollar currency as originally transacted in by the Subsidiary as a basis for the reader to better estimate the future operations of the Company in the larger US market area. The rates of conversion of transactions from Canadian dollars to US dollars used to produce this pro forma information is set out in the notes appended hereto.

   The accompanying notes are an integral part of these financial statements.

Online Production Services, Inc.
(Successor Corporation to Earth Industries, Inc.)
(a Development Stage Company)

Pro Forma Balance Sheet

As At December 31, 1998

(Unaudited)

                                                              Condensed
                                                              Historical       Pro forma       Pro forma
                                                              Statements      Adjustments       Results
                                                             -----------      -----------     -----------
                      Assets
Current Assets
  Cash                                                       $     1,368      $ 1,398,294     $ 1,399,662
  Accounts Receivable                                                 --          468,567         468,567
  Deferred Income Taxes                                               --            3,093           3,093
                                                             -----------      -----------     -----------
      Total Current Assets                                   $     1,368      $ 1,869,954     $ 1,871,322
                                                             -----------      -----------     -----------
Fixed Assets, Net of Amortization
  Columbus Suite Software                                    $        --      $ 3,950,000     $ 3,950,000
  Computer Equipment                                                  --           66,388          66,388
  Office Furniture and Equipment                                      --            5,510           5,510
  Building                                                            --           91,326          91,326
                                                             -----------      -----------     -----------
      Total Fixed Assets, Net of Amortization                $        --      $14,113,224     $14,113,224
                                                             ===========      ===========     ===========
Long-term Investments                                        $        --      $ 8,098,292     $ 8,098,292
                                                             -----------      -----------     -----------
Non-current Deferred Income Taxes (Canada)                   $        --      $       831     $       831
                                                             -----------      -----------     -----------
      Total Assets                                           $     1,368      $14,082,301     $14,083,669
                                                             ===========      ===========     ===========
          Liabilities and Stockholders' Equity

Current Liabilities
  Trade Accounts Payable and Accruals                        $       500      $   326,950     $   327,450
  Line of Credit                                                      --           35,772          35,772
  Short-term loan                                                     --           19,512          19,512
  Sales taxes payable                                                 --          243,288         243,288
                                                             -----------      -----------     -----------
      Total Current Liabilities                              $       500      $   625,522     $   626,022
                                                             -----------      -----------     -----------
Long-term Debt
  Mortgage payable                                           $        --      $    73,888     $    73,888
  Note payable, Columbus Entertainment                                --        3,500,000       3,500,000
                                                             -----------      -----------     -----------
      Total Long-term Debt                                   $        --      $ 3,573,888     $ 3,573,888
                                                             -----------      -----------     -----------
Contingent Deferred Revenues                                 $        --      $ 8,027,252     $ 8,027,252
                                                             -----------      -----------     -----------
      Total Liabilities                                      $       500      $12,226,662     $12,227,162
                                                             -----------      -----------     -----------
Stockholders' Equity
  Class A Common Stock                                       $     5,136      $    10,391     $    15,527
    Authorized 100,000,000 shares of $.001 par value
    (Predecessor 100,000,000 shares of $.0001 par value)
    Issued 10,480,614 (predecessor 51,360,000)
  Class B Convertible "Special Voting Stock"
    Authorized 6,000,000 shares of $.001 par value           $        --      $     3,673     $     3,673
    (Predecessor Nil)
    Additional Paid in Capital                                     2,464           12,755       1,831,284
    Retained Earnings (Deficit) Accumulated During the
      Development Stage                                           (6,732)       1,855,639           6,023
                                                             -----------      -----------     -----------
          Total Stockholders' Equity                         $       868      $ 1,855,639     $ 1,856,507
                                                             -----------      -----------     -----------
Total Liabilities and Stockholders' Equity                   $     1,368      $14,082,301     $14,083,669
                                                             ===========      ===========     ===========

    The accompanying notes are an integral part of these financial statements

OnLine Production Services, Inc.
(Successor Corporation to Earth Industries, Inc.)
(a Development Stage Company)

Pro forma Statements of Operations
(Unaudited)

                                                For the Year Ended December 31, 1998          Cumulative Total Since Inception
                                             -----------------------------------------    -----------------------------------------
                                              Condensed                                   Condensed
                                              Historical     Pro Forma      Pro Forma     Historical      Pro Forma      Pro Forma
                                              Statements    Adjustments      Results      Statements     Adjustments      Results
                                             -----------    -----------    -----------    -----------    -----------    -----------
REVENUE
Sales                                        $        --    $   106,033    $   106,033    $        --    $   399,839    $   399,839
Mailcard Software Sales                               --             --             --             --        540,423        540,423
Casting Software Sales                                --        677,657        677,657             --      1,287,869      1,287,869
                                             -----------    -----------    -----------    -----------    -----------    -----------
          Total Revenues                     $        --    $   783,690    $   783,690    $        --    $ 2,228,131    $ 2,228,131
                                             -----------    -----------    -----------    -----------    -----------    -----------
DIRECT COSTS
Agency Fees                                  $        --    $    33,036    $    33,036    $        --    $   152,375    $   152,375
Software Development Costs                            --             --             --             --        234,795        234,795
ISP & Web Services Fees                               --         40,750         40,750             --         63,727         63,727
Subcontracts                                          --        141,598        141,598             --        202,664        202,664
Mailcard Software Purchase                            --        169,380        169,380             --        232,624        232,624
Casting Workbook Exclusivity Payments                 --         70,865         70,865             --         96,234         96,234
Other Direct Costs                                    --         30,787         30,787             --        120,533        120,533
                                             -----------    -----------    -----------    -----------    -----------    -----------
          Total Direct Costs                 $        --    $   486,415    $   486,415    $        --    $ 1,102,952    $ 1,102,952
                                             -----------    -----------    -----------    -----------    -----------    -----------
GROSS PROFIT                                 $        --    $   297,275    $   297,275    $        --    $ 1,125,179    $ 1,125,179
                                             -----------    -----------    -----------    -----------    -----------    -----------
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES
Professional Fees/Account/Legal              $     1,719    $    28,567    $    30,286    $    18,912    $    73,477    $    92,389
Advertising & Promotion                               --         26,116         26,116             --         49,719         49,719
Amortization                                          --         16,869         16,869          1,667         86,475         88,142
Bad Debts                                             --          3,628          3,628             --         11,673         11,673
Location & Travel Costs                               --         12,073         12,073             --         35,006         35,006
Telephone, Fax, ISDN                                  --         18,971         18,971             --         96,970         96,970
Bank Charges & Interest                               --          2,644          2,644             --         13,676         13,676
Loan Interest                                         --          8,079          8,079             --         20,514         20,514
Equipment Lease & Rentals                             --         38,818         38,818             --        104,400        104,400
Consultants                                           --         22,532         22,532             --         47.586         47,586
Casual Labour                                         --          8,022          8,022             --         20,033         20,033
Wages & Benefits                                      --        155,874        155,874             --        391,192        391,192
Property Taxes                                        --          1,779          1,779             --          5,758          5,758
Rent & Office Expense                                 --         35,365         35,365             --        119,167        119,167
Repairs & Maintainance                                --          3,514          3,514             --          7,498          7,498
                                             -----------    -----------    -----------    -----------    -----------    -----------
Total Selling, General and Administrative
  Expenses                                   $     1,719    $   382,851    $   384,570    $    20,579    $ 1,083,144    $ 1,103,723
                                             -----------    -----------    -----------    -----------    -----------    -----------
NET OPERATING INCOME (LOSS)                  $    (1,719)   $   (85,576)   $   (87,295)   $   (20,579)   $    42,035    $    21,456
                                             -----------    -----------    -----------    -----------    -----------    -----------
MANAGEMENT FEES AND OTHER INCOME
AND EXPENSES
Management Fees                              $        --    $  (308,358)   $  (308,358)   $        --    $  (505,628)   $  (505,628)
Interest Fees                                         --        301,432        301,432             --        391,431        391,431
Non-repayable grants                                  --         19,956         19,956             --         19,957         19,957
Currency Exchange Gain                                --             --             --             --         62,768         62,768
Deferred Corporate Tax (Canada)                       --         (1,773)        (1,773)            --          2,193          2,193
                                             -----------    -----------    -----------    -----------    -----------    -----------
   Total Management Fees and Other Income
     and Expense                             $        --    $    11,257    $    11,257    $        --    $   (29,279)   $   (29,279)
                                             -----------    -----------    -----------    -----------    -----------    -----------
NET GAIN (LOSS)                              $    (1,719)   $   (74,319)   $   (76,038)   $   (20,579)   $    12,756    $    (7,823)
                                             ===========    ===========    ===========    ===========    ===========    ===========

EARNINGS (LOSS) per SHARE                           0.00          (0.01)         (0.01)          0.00           0.00           0.00
                                             ===========    ===========    ===========    ===========    ===========    ===========

    The accompanying notes are an integral part of these financial statements

OnLine Production Services, Inc.
(Successor Corporation to Earth Industries, Inc.)
(a Development Stage Company)

Pro forma Statement of Stockholders' Equity
For the Period from Inception to December 31, 1998
(Unaudited)

                                                                                       Class B Convertible
                                                         Class A Common Stock        "Special Voting Stock"
                                                      --------------------------    -------------------------
                                                        Shares          Amount        Shares         Amount
                                                      -----------    -----------    -----------   -----------
Balance at Inception                                           --    $        --             --   $        --
Shares issued organization cost at $.001               25,000,000         25,000             --            --
Shares issued for cash at $.001                           600,000            600             --            --
Net loss for period ended December 31, 1996                    --             --             --            --
                                                      -----------    -----------    -----------   -----------
Balance, December 31, 1996                             25,600,000    $    25,600             --            --
Reorganization of Company and change in par value      25,600,000        (20,480)            --            --
Net loss for year ended December 31, 1997                      --             --             --            --
                                                      -----------    -----------    -----------   -----------
Balance, December 31, 1997                             51,200,000    $     5,120    $        --   $        --
Shares issued for services at $.01                        160,000             16             --            --
Pro forma Adjustments
under Plan of Reorganization, February/March 1999
Reverse split (30 to 1)                               (49,648,024)        (3,424)            --            --
Private Placement/Limited Offering (Ref.D,Rule          5,714,284          5,714             --            --
504) at $0.175
Share Exchange (issued to shareholders of
OnLine Film Services, Inc.)                             2,763,598          2,764             --            --
Debt Settlement at $1.00                                   40,756             41             --            --
Purchase of Software Asset (from Columbus
Entertainment Inc.) at $1.00                              250,000            250             --            --
Issue of Class B Convertible "Special Voting Stock"            --             --      3,673,292         3,673
Net loss for year ended December 31, 1998                                     --             --             --
                                                      -----------    -----------    -----------   -----------
Pro forma Balance, December 31, 1998                   10,480,614    $    10,481      3,673,292   $     3,673
                                                      ===========    ===========    ===========   ===========

                                                                             Deficit Accumulated During
                                                                                the Development Stage
                                                                     -----------------------------------------
                                                       Additional     Condensed
                                                        Paid-in       Historical     Pro forma      Pro forma
                                                        Capital       Statements    Adjustments      Results
                                                      -----------    -----------    -----------    -----------
Balance at Inception                                  $        --    $        --    $        --    $        --
Shares issued organization cost at $.001                       --             --             --             --
Shares issued for cash at $.001                            65,400             --             --             --
Net loss for period ended December 31, 1996                    --        (16,378)      (320,138)      (336,516)
                                                      -----------    -----------    -----------    -----------
Balance, December 31, 1996                            $    65,400    $     6,378)   $  (320,138)   $  (336,516)
Reorganization of Company and change in par value         (64,520)        13,847             --         13,847
Net loss for year ended December 31, 1997                      --         (2,482)       407,212        404,730
                                                      -----------    -----------    -----------    -----------
Balance, December 31, 1997                            $       880    $    (5,013)   $    87,074    $    82,061
Shares issued for services at $.01                          1,584             --             --             --
Pro forma Adjustments
under Plan of Reorganization, February/March 1999
Reverse split (30 to 1)                                    (2,464)            --             --             --
Private Placement/Limited Offering (Ref.D,Rule            994,286             --             --             --
504) at $0.175
Share Exchange (issued to shareholders of
OnLine Film Services, Inc.)                               543,979             --             --             --
Debt Settlement at $1.00                                   40,715             --             --             --
Purchase of Software Asset (from Columbus
Entertainment Inc.) at $1.00                              249,750             --             --             --
Issue of Class B Convertible "Special Voting Stock"            --             --             --             --
Net loss for year ended December 31, 1998                      --         (1,719)       (74,319)       (76,038)
                                                      -----------    -----------    -----------    -----------
Pro forma Balance, December 31, 1998                  $ 1,828,730    $    (6,732)   $    12,755    $     6,023
                                                      ===========    ===========    ===========    ===========

    The accompanying notes are an integral part of these financial statements

OnLine Production Services, Inc.
(Successor Corporation to Earth Industries, Inc.)
(a Development Stage Company)

Notes to Pro forma Financial Information

For the Period Ended December 31, 1998
(Unaudited)


1.   Summary of Significant Accounting Policies

a) Basis of Consolidation

     This pro forma financial information for the Company is presented herein on a fully consolidated basis with that of its subsidiary, OnLine Film Services, Inc. (the "Subsidiary"). The fiscal year end of each of the Company and its Subsidiary is December 31 and August 31 respectively. However, in order to provide a fully consolidated presentation for the reader, pro forma financial information of the Subsidiary is presented herein combined with that of the Company, using the Subsidiary's actual historical financial information for periods January 1 to December 31 of each year.

b)  Notes to the Audited Financial Statements of the Subsidiary

     The pro forma financial information provided herein should be read by also referencing the Notes to Financial Statements as appended to the Audited Financial Statements of OnLine Film Services, Inc. and set out in this filing as
Item 13.A.2 except as otherwise set out or with adjustment therefore by these more specific Notes to Pro forma Financial Information or the specific dollar information set out in the body of these pro forma financial statements.

2.   Foreign Currency Transactions

     Further to information provided in the Introductory Paragraph to this Pro forma Financial Information, the Company has combined, on a fully consolidated basis, the transactions of the Subsidiary, by converting the Canadian dollar transactions of the Subsidiary to US dollar presentations using average rates of exchange for each period of operation, and end of period rates of exchange for balance sheet presentations. The rates of exchange used are set out in the following table of exchange rates being the noon buying rates in New York City for cable transfers for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.

                           1999            1998             1997              1996              1995
                          -------         -------          -------           -------           -------
High                      65.5222         63.1114          69.5507           72.3484           70.2346
Low                       68.9085         68.6012          74.2390           73.8552           75.2729
Average for Period        67.1547         68.6625          72.4638           73.2815           73.0514
End of Period             67.8656         65.0407          69.7934           73.3676           71.2758

ONLINE PRODUCTION SERVICES, INC.
(Successor Corporation to Earth Industries, Inc.)
(A Development Stage Company)

Unaudited Interim Balance Sheet At June 30, 1999
(with comparative pro forma figures at June 30, 1998)
(Unaudited)

                                                                         Pro forma
                                                     June 30, 1999   June 30, 1998
Assets
Current Assets
   Cash                                               $    723,851    $    154,051
   Accounts Receivable                                      41,058          27,721
   Deferred Income Taxes                                     3,227              --
                                                      ------------    ------------
       Total Current Assets                           $    768,136    $    181,772
                                                      ------------    ------------

Fixed Assets, net of Amortization
Columbus Suite Software                               $  3,950,000    $         --
Computer Equipment                                         182,714          76,916
Office Furniture and Equipment                              10,351           7,027
Building                                                    93,369         101,784
                                                      ------------    ------------
       Total Fixed Assets, net of Amortization        $  4,236,434    $    185,727
                                                      ------------    ------------

Long-term Investment                                  $  8,837,991    $  5,493,492
                                                      ------------    ------------

Non-current Deferred Income Taxes (Canada)            $        867    $         --
                                                      ------------    ------------
       Total Assets                                   $ 13,393,428    $  5,860,992
                                                      ============    ============

Liabilities and Stockholders' Equity
Current Liabilities
   Trade Accounts Payable and Accruals                $     87,090    $     68,848
   Line of Credit                                            3,394              --
   Short-term loan                                              --              --
   Sales taxes payable                                       5,986             318
                                                      ------------    ------------
      Total Current Liabilities                       $     96,469    $     69,166
                                                      ------------    ------------

Long-term Debt
   Mortgage Payable                                   $     77,259    $     78,056
   Note Payable to Columbus Entertainment                3,500,000              --
                                                      ------------    ------------
     Total Long-term Debt                             $  3,577,259    $     78,056
                                                      ------------    ------------

Contingent Deferred Revenues                          $  8,376,532    $  5,488,680
                                                      ------------    ------------
      Total Liabilities                               $ 12,050,260    $  5,635,903
                                                      ------------    ------------

Stockholders' Equity
Class A Common Stock
  Authorized 100,000,000 shares of $.001 par value,
  (1997 100,000,000 shares of $.0001 par value)
  Issued 10,480,614 (1997 - 51,360,000)               $     10,391    $      5,136

Class B Convertible "Special Voting Stock"
  Authorized 6,000,000 shares of $.001 par value,
  (1997 - Nil)                                               3,673              --
Additional Paid in Capital                               1,828,820         449,940

Retained Earnings (Deficit) Accumuated During the
Develpment Stage                                          (499,716)       (229,987)
                                                      ------------    ------------
      Total Stockholders' Equity                      $  1,343,168    $    225,089
                                                      ------------    ------------
Total Liabilities and Stockholders' Equity            $ 13,393,428    $  5,860,992
                                                      ============    ============

    The accompanying notes are an integral part of these financial statements

OnLine Production Services, Inc.
(Successor Corporation to Earth Industries, Inc.)
(A Development Stage Company)

Unaudited Interim Statement of Cash Flows
For the Six Months Ended June 30, 1999
(with comparative pro forma information for the six months ended June 30, 1998) (Unaudited)

                                                                                               Pro Forma Cumulative
                                                                                                      Total
                                                                          For the Six Month     Since Inception (1995)
                                                                        Period Ended June 30,           to
                                                                         1999           1998       June 30, 1999
                                                                      -----------    -----------   -------------
Cash Flows from Operating Activities:

Net Loss                                                              $  (505,739)   $  (317,618)   $  (513,563)
Adjustment to reconcile net loss to net cash provided by operations
Amortization                                                               13,944          8,435        102,086
Currency Exchange Gains                                                   (90,329)            --       (153,097)
Issued common stock for services                                           40,715             --         42,315
                                                                      -----------    -----------    -----------


Net cash flows provided (used) by operating activities                $  (541,409)   $  (309,183)   $  (522,259)
                                                                      -----------    -----------    -----------

Cash Flows from Investment Activities:

Cash applied to acquisition of Assets                                 $  (132,756)   $   (69,984)   $  (340,405)
Cash flows from Financing Activities:
Cash received from financing                                                   --             --         88,751
Cash applied to the reduction of debts                                       (278)          (251)        (5,544)
Cash taken by parent in reorganization                                         --         47,820        (47,820)
Issued common stock for cash                                            1,000,000             --      1,551,128
                                                                      -----------    -----------    -----------


Net cash flows provided by financing activities                       $   866,966    $  (118,055)   $ 1,246,110
                                                                      -----------    -----------    -----------

Net increase (decrease) in cash                                       $   325,557    $  (427,238)   $   723,851
   Cash, beginning of period                                              398,294        581,289             --
                                                                      -----------    -----------    -----------
   Cash, end of period                                                $   723,851    $   154,051    $   723,851
                                                                      -----------    -----------    -----------

   The accompanying notes are an integral part of these financial statements.

                        OnLine Production Services, Inc.
                 Successor Corporation to Earth Industries, Inc.
                          (a Development Stage Company)

                         Interim Statement of Operations
                         Six Months Ended June 30, 1999
   (with comparitive pro forma figures for the six months ended June 30, 1998)
                                  (Unaudited)

                                                               Pro forma     Pro forma
                                                               Results of    Cumulative
                                                               Operations -  Total Since
                                                Six Months     Six Months    Inception
                                                Ended June     Ended June    (1995) to
                                                 30, 1999      30, 1998      June 30, 1999

REVENUE
Sales                                          $   119,877    $    53,017    $   519,716
Mailcard Software Sales                                 --             --        540,423
Casting Software Sales                                  --             --      1,287,869
                                               -----------    -----------    -----------
                               Total Revenue   $   119,877    $    53,017    $ 2,348,008
                                               -----------    -----------    -----------

DIRECT COSTS
Agency Fees                                    $    17,397    $        --    $   169,772
Software Purchases                                  16,741             --        251,536
ISP & Web Services Fees                             34,426         14,375         98,153
Subcontracts                                       127,030         60,799        329,694
Mailcard Software Purchases                         86,583         84,690        319,207
Casting Workbook Exclusivity
Payments                                           187,345         35,432        283,579
Other Direct Costs
                                                     8,334          6,394        128,867
                                               -----------    -----------    -----------

                               Total Direct    $   477,858    $   201,690    $ 1,580,808
                                               -----------    -----------    -----------
                               Costs
GROSS PROFIT                                   $  (357,980)   $  (148,673)   $   767,200
                                               -----------    -----------    -----------

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES
Professional
Fees/Account/Legal                             $    76,340    $    27,699    $   168,729
Advertising & Promotion                             70,528         16,000        120,247
Amortization                                        13,944          8,435        102,086
Bad Debts                                               --             --         11,673
Location & Travel Costs                             15,706          6,036         50,712
Telephone, Fax ISDN                                 15,832          8,486        112,802
Bank Charges & Interest                              3,558          1,322         17,234
Loan Interest                                        3,927             --         24,441
Equipment Lease & Rentals                           21,798         16,409        126,198
Consultants                                         30,500          6,266         78,086
Casual Labour                                        5,651          1,011         25,684
Wages & Benefits                                    93,725         55,937        484,917
Property Taxes                                       1,164            890          6,922
Rent & Office Expenses                              30,412         12,683        149,579
Repairs & Maintenance                                2,648          1,257         10,146
                                               -----------    -----------    -----------
Total Selling, General and
Administrative Expenses                        $   385,733    $   162,431    $ 1,489,456
                                               -----------    -----------    -----------

NET OPERATING INCOME (LOSS)
                                               $  (743,713)   $  (311,104)   $  (722,256)
                                               -----------    -----------    -----------

MANAGEMENT FEES AND OTHER
INCOME AND EXPENSES
Management Fees                                $  (131,490)   $  (154,179)   $  (637,118)
Interest Expenses                                  235,662        150,716        627,091
Non-repayable grants                                43,473          9,978         63,430
Currency Exchange Gain                              90,329             --        153,097
Deferred Corporate Tax
(Canada)                                                --             --          2,193
                                               -----------    -----------    -----------
Total Management Fees And
Other Income and Expenses                      $   237,974    $     6,515    $   208,693
                                               -----------    -----------    -----------


NET GAIN (LOSS)                                $  (505,739)   $  (304,589)   $  (513,563)
                                               -----------    -----------    -----------


EARNINGS (LOSS) per SHARE                      $     (0.05)   $     (0.03)   $     (0.05)
                                               -----------    -----------    -----------

   The accompanying notes are an integral part of these financial statements.

OnLine Production Services, Inc.
(Successor Corporation to Earth Industries, Inc.)
(a Development Stage Company)

Pro forma Statement of Stockholders' Equity
For the Period from Inception to December 31, 1998


                                                                                          Class B Convertible
                                                          Class A Common Stock          "Special Voting Stock"
                                                      ----------------------------    ---------------------------
                                                         Shares          Amount          Shares         Amount
                                                      ------------    ------------    ------------   ------------
Balance at Inception                                            --    $         --              --   $         --
Shares issued organization cost at $.001                25,000,000          25,000              --             --
Shares issued for cash at $.001                            600,000             600              --             --
Net loss for period ended December 31, 1996                     --              --              --             --
                                                      ------------    ------------    ------------   ------------
Balance, December 31, 1996                              25,600,000    $     25,600              --             --
Reorganization of Company and change in par value       25,600,000         (20,480)             --             --
Net loss for year ended December 31, 1997                       --              --              --             --
                                                      ------------    ------------    ------------   ------------
Balance, December 31, 1997                              51,200,000    $      5,120              --   $         --
Shares issued for services at $.01                         160,000              16              --             --
Net Loss for year ended December 31, 1998                       --              --              --             --
                                                      ------------    ------------    ------------   ------------
Balance, December 31, 1998                              51,360,000    $      5,136              --   $         --
REORGANIZATION, FEBRUARY/MARCH 1999
Reverse split (30 to 1)                                (49,648,024)         (3,424)             --             --
Private Placement/Limited Offering (Reg.D,Rule
504) at $0.175                                           5,714,284           5,714              --             --
Share Exchange (issued to shareholders of
OnLine Film Services, Inc.)                              2,763,598           2,764              --             --
Debt Settlement at $1.00                                    40,756              41              --             --
Purchase of Software Asset (from Columbus
Entertainment Inc.) at $1.00                               250,000             250              --             --
Issue of Class B Convertible "Special Voting Stock"             --              --       3,673,292          3,673
Net loss for six months ended June 30, 1999                                     --              --              --
                                                      ------------    ------------    ------------   ------------
                                                        10,480,614    $     10,481       3,673,292   $      3,673
                                                      ============    ============    ============   ============

                                                                                Deficit Accumulated During
                                                                                   the Development Stage
                                                                      --------------------------------------------
                                                       Additional      Condensed
                                                        Paid-in        Historical       Pro forma      Pro forma
                                                        Capital        Statements      Adjustments      Results
                                                      ------------    ------------    ------------    ------------
Balance at Inception                                  $         --    $         --    $         --    $         --
Shares issued organization cost at $.001                        --              --              --              --
Shares issued for cash at $.001                             65,400              --              --              --
Net loss for period ended December 31, 1996                     --         (16,378)       (320,138)       (336,516)
                                                      ------------    ------------    ------------    ------------
Balance, December 31, 1996                            $     65,400    $    (16,378)   $   (320,138)   $   (336,516)
Reorganization of Company and change in par value          (64,520)         13,847              --          13,847
Net loss for year ended December 31, 1997                       --          (2,482)        407,212         404,730
                                                      ------------    ------------    ------------    ------------
Balance, December 31, 1997                            $        880    $     (5,013)   $     87,074    $     82,061
Shares issued for services at $.01                           1,584              --              --              --
Net Loss for year ended December 31, 1998                       --          (1,719)        (74,319)        (76,038)
                                                      ------------    ------------    ------------    ------------
Balance, December 31, 1998                            $      2,464    $     (6,732)   $     12,755    $      6,023
REORGANIZATION, FEBRUARY/MARCH 1999
Reverse split (30 to 1)                                     (2,464)             --              --              --
Private Placement/Limited Offering (Reg.D,Rule
504) at $0.175                                             994,286              --              --              --
Share Exchange (issued to shareholders of
OnLine Film Services, Inc.)                                543,979              --              --              --
Debt Settlement at $1.00                                    40,715              --              --              --
Purchase of Software Asset (from Columbus
Entertainment Inc.) at $1.00                               249,750              --              --              --
Issue of Class B Convertible "Special Voting Stock"             --              --              --              --
Net loss for six months ended June 30, 1999                     --        (505,739)             --        (505,739)
                                                      ------------    ------------    ------------    ------------
                                                      $  1,828,730    $   (512,471)   $     12,755    $   (499,716)
                                                      ============    ============    ============    ============

    The accompanying notes are an integral part of these financial statements

OnLine Production Services, Inc
(Successor Corporation to Earth Industries, Inc.)
(a Development Stage Company)

Notes to Pro Forma Financial Information
For the Interim Period Ended June 30, 1999
(Unaudited)


1.   Summary of Significant Accounting Policies

a) Basis of Consolidation

     This pro forma financial information for the Company is presented herein on a fully consolidated basis with that of its subsidiary, OnLine Film Services, Inc (the "Subsidiary"). The fiscal year end of each of the Company and its Subsidiary is December 31 and August 31 respectively. However, in order to provide a fully consolidated presentation for the reader, pro forma financial information of the Subsidiary is presented herein combined with that of the Company, using the Subsidiary's actual historical financial information for periods January 1 to December 31 of each year.

b) Notes to the Audited Financial Statements of the Subsidiary

     The pro forma financial information provided herein should be read by also referencing the Notes to Financial Statements as appended to the Audited Financial Statements of OnLine Film Services, Inc. and set out in this filing as
Item 13.A.2 except as otherwise set out or with adjustment therefore by these more specific Notes to Pro forma Financial Information or the specific dollar information set out in the body of these pro forma financial statements.

2.   Foreign Currency Transactions

     Further to information provided in the Introductory Paragraph to this Pro forma Financial Information, the Company has combined, on a fully consolidated basis, the transactions of the Subsidiary, by converting the Canadian dollar transactions of the Subsidiary to US dollar presentations using average rates of exchange for each period of operation, and end of period rates of exchange for balance sheet presentations. The rates of exchange used are set out in the following table of exchange rates being the noon buying rates in New York City for cable transfers for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.

                        1999        1998        1997        1996        1995
                       -------     -------     -------     -------     -------
High                   65.5222     63.1114     69.5507     72.3484     70.2346

Low                    68.9085     68.6012     74.2390     73.8552     75.2729

Average for Period     67.1547     68.6625     72.4638     73.2815     73.0514

End of Period          67.8656     65.0407     69.7934     73.3676     71.2758

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with the Company's auditors.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         A.       Audited Financial Statements
         (1)      EARTH INDUSTRIES, INC.
                  Audited Report dated January 19, 1999
                  Balance Sheets at December 31, 1998 and 1997
                  Statement of Operations for the Years ended
                    December 31, 1998 and 1997
                  Statement of Stockholders Equity for the
                    Years ended December 31, 1998 and 1997
                  Statement of Cash Flows for the Years ended
                    December 31, 1998 and 1997
                  Notes to Financial Statements

         (2)      OnLine Film Services Inc.
                  Auditors Report dated July 15, 1999
                  Commentary by Auditor dated July 15, 1999
                  Consolidated Balance Sheet as at August 31, 1998 and 1997
                  Consolidated Statement of Loss and Deficit for
                    the Years ended August 31, 1998 and 1997
                  Consolidated Cash Flow Statement for the Year
                    ended August 31, 1998 and 1997
                  Notes to Consolidated Financial Statements

         B. Pro Forma Financial Statements as at December 31, 1998 Introducing Paragraph to Pro forma Financial Information Pro forma Balance Sheet
                  Pro forma Statement of Operations
                  Pro forma Statement of Stockholders Equity
                  Notes to Pro forma Statements

         C. Unaudited Interim Financial Statements as at June 30, 1999 Interim Balance Sheet as at June 30, 1999
                  Interim Statement of Cash Flow for the Six Months
                    Ended June 30, 1998
                  Interim Statement of Operations for the Six Months
                    Ended June 30, 1998
                  Notes to Interim Financial Statements

II       Exhibits

2.1       Plan of Reorganization and Merger for Change of Status dated
            February 18, 1999
2.2       Plan of Reorganization and Acquisition date February 19, 1999

3(i).1   Articles of Incorporation of Earth Industries, Inc. dated
            August 7, 1996
3(i).2   Articles of Correction of Earth Industries, Inc.
3(i).3   Articles of Amendment of Earth Industries, Inc. dated August 22, 1996
3(i).4   Articles of Incorporation of OnLine dated February 18, 1999

3(ii)    ByLaws of Online Production Services, Inc.

10.1     Asset Purchase Agreement dated between OnLine and Columbus
            Entertainment, Inc. August 31, 1998
10.2     Amending Asset Purchase Agreement dated August 31, 1998
10.3     Promissory Note dated August 31, 1998
10.4     Management Agreement dated August 31, 1998

27       Financial Data Schedule

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

Dated:  August 20, 1999                 ONLINE PRODUCTION SERVICES INC.



                                        By:  /s/  Aerock Fox
                                             -----------------------------
                                             Aerock Fox, President

                         ONLINE PRODUCTION SERVICES INC.

                             REGISTRATION STATEMENT
                                  on Form 10SB

                                INDEX TO EXHIBITS

                                                                                                              Page
                                                                                                              ----
2.1      Plan of Reorganization and Merger for Change of Status dated February 18, 1999                        74
2.2      Plan of Reorganization and Acquisition date February 19, 1999                                         76

3(i).1   Articles of Incorporation of Earth Industries, Inc. dated August 7, 1996                              83
3(i).2   Articles of Correction of Earth Industries, Inc.                                                      85
3(i).3   Articles of Amendment of Earth Industries, Inc. dated August 22, 1996                                 86
3(i).4   Articles of Incorporation of OnLine dated February 18, 1999                                           87

3(ii)    ByLaws of Online Production Services, Inc.                                                            89

10.1     Asset Purchase Agreement dated between OnLine and
         Columbus Entertainment, Inc. August 31, 1998                                                          98
10.2     Amending Asset Purchase Agreement dated August 31, 1998                                               108
10.3     Promissory Note dated August 31, 1998                                                                 114
10.4     Management Agreement dated August 31, 1998                                                            116

27       Financial Data Schedule                                                                               128